SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001-20

Inscrição Estadual 10146326-50

Companhia de Capital Aberto - CVM 1431-1

www.copel.com    copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

ITR

March / 2011

SUMMARY

QUARTERLI FINANCIAL INFORMATION
Balance Sheets		3
Balance Sheets		4
Statements of Income		5
Statements of Comprehensive Income		6
Statements of Changes in Shareholders’ Equity		7
Statements of Cash Flows		8
Statements of Added Value		10
Statements of Added Value		11
NOTES TO THE QUARTERLY FINANCIAL INFORMATION		12
IN THOUSANDS OF REAIS - R$		12
1	General Information	12
2	Critical Accounting Policies	12
3	Cash and Cash Equivalents	14
4	Financial Investments
5	Trade accounts receivable
6	Recoverable Rate Deficit (CRC) transferred to the Government of the State of Paraná 17
7	Accounts receivable related to the concession	18
8	Other Receivables	20
9	Inventories	20
10	Income Taxes, Social Contribution and Other Taxes	21
11	Prepayments
12	Judicial Deposits	25
13	Receivable from related parties	25
14	Investments	26
15	Property, Plant and Equipment	33
16	Intangible Assets	37
17	Payroll, social charges and labor accruals	40
18	Suppliers	41
19	Loans and Financing	42
20	Debentures	49
21	Post-Employment Benefits	50
22	Regulatory Charges	52
23	Research and Development and Energy Efficiency	52
24	Accounts payable related to concessions –use of public assets	53
25	Other Accounts Payable	55
26	Reserve for Contingencies	55
27	Shareholders' Equity	59
28	Operating Revenues	62
29	Operating Costs and Expenses	63
30	Interest Income (Expenses), Net	69
31	Operational Segments	69
32	Operational leasing contracts	71
33	Financial Instruments	72
34	Related-Party Transactions	82
35	Insurance	85
36	Subsequent Events	85
COMMENTS ON PERFORMANCE FOR THE QUARTER		86
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE		95
INDEPENDENT AUDITORS’ REVIEW REPORT		96
INDEPENDENT AUDITORS’ REVIEW REPORT		96

QUARTERLY FINANCIAL INFORMATION

Balance Sheets

March 31, 2011

In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			3.31.2011	12.31.2010	3.31.2011	12.31.2010
1	Total assets		12,949,068	12,654,419	18,206,241	17,859,432
1.01	Current assets		1,029,332	1,102,815	4,161,095	4,157,790
1.01.01	Cash and Cash Equivalents	3	47,709	89,822	1,791,920	1,794,416
1.01.02	Financial Investments		176	175	524,517	598,173
1.01.02.01	Financial Investments Stated at Fair Value	4	176	175	490,943	536,677
1.01.02.01.02	Bonds and Securities		176	175	490,487	472,599
1.01.02.01.03	Collaterals and escrow accounts		-	-	456	64,078
1.01.02.02	Financial Investments Stated at Amortized Cost	4	-	-	33,574	61,496
1.01.02.02.01	Bonds and Securities		-	-	33,574	61,496
1.01.03	Accounts Receivable		889,210	889,823	1,548,568	1,443,063
1.01.03.01	Trade Accounts Receivable		-	-	1,234,958	1,162,627
1.01.03.01.01	Trade Accounts Receivable	5	-	-	1,234,958	1,162,627
1.01.03.02	Other Accounts Receivable		889,210	889,823	313,610	280,436
1.01.02.03.01	Dividends Receivable	13	889,208	889,823	4,968	5,851
1.01.02.03.02	CRC transferred to the State Government of Paraná	6	-	-	60,163	58,816
1.01.02.03.03	Account Receivable related to concession	7	-	-	60,292	54,700
1.01.02.03.04	Other Receivables	8	2	-	188,187	161,069
1.01.04	Inventories	9	-	-	125,784	121,424
1.01.06	Taxes Recoverable		92,237	122,995	157,917	195,749
1.01.06.01	Current Taxes Recoverable		92,237	122,995	157,917	195,749
1.01.06.01.01	Income Tax and Social Contribution	10.1	92,237	122,995	120,471	158,213
1.01.06.01.02	Other current recoverable taxes	10.3	-	-	37,446	37,536
1.01.07	Prepaid expenses	11	-	-	12,389	4,965
1.02	Noncurrent assets		11,919,736	11,551,604	14,045,146	13,701,642
1.02.01	Long Term Assets		1,458,307	1,442,994	5,093,108	4,805,293
1.02.01.01	Financial Investments Stated at Fair Value		-	-	25,688	26,280
1.02.01.01.03	Collaterals and escrow accounts	4	-	-	25,688	26,280
1.02.01.02	Financial Investments Stated at Amortized Cost		-	-	7,340	7,151
1.02.01.02.01	Bonds and Securities	4			7,340	7,151
1.02.01.03	Accounts Receivable		-	-	42,619	43,729
1.02.01.03.01	Trade Accounts Receivable	5	-	-	42,619	43,729
1.02.01.06	Deferred Taxes		144,488	144,757	605,264	507,710
1.02.01.06.01	Deferred Income Tax and Social Contribution	10.2	144,488	144,757	605,264	507,710
1.02.01.08	Receivable from Related Parties		1,090,604	1,068,002	1,575	1,575
1.02.01.08.02	Receivable from Subsidiaries	13	1,090,604	1,068,002	-	-
1.02.01.08.04	Receivable from Other Related Parties	13	-	-	1,575	1,575
1.02.01.09	Other Noncurrent Assets		223,215	230,235	4,410,622	4,218,848
1.02.01.09.03	Account Receivable related to concession	7	-	-	2,603,388	2,423,345
1.02.01.09.04	CRC transferred to the State Government of Paraná	6	-	-	1,299,584	1,282,377
1.02.01.09.05	Judicial Deposits	12	223,215	230,235	394,149	400,699
1.02.01.09.06	Income Tax and Social Contribution	10.1	-	-	12,907	12,341
1.02.01.09.07	Other noncurrent recoverable taxes	10.3	-	-	85,293	84,862
1.02.01.09.08	Other Receivables	8	-	-	15,301	15,224
1.02.02	Investments	14	10,461,429	10,108,610	494,885	483,450
1.02.02.01	Investments Interests		10,461,429	10,108,610	494,885	483,450
1.02.02.01.01	Investments in Associated Companies		144,519	141,428	476,676	465,242
1.02.02.01.02	Investments in Subsidiaries		9,970,853	9,629,368	-	-
1.02.02.01.03	Investments in Joint Venture		333,585	325,342	-	-
1.02.02.01.04	Other Investment Interests		12,472	12,472	18,209	18,208
1.02.03	Property, Plant and Equipment, net	15	-	-	6,724,893	6,663,945
1.02.03.01	Property, Plant and Equipment in Operation		-	-	5,934,457	6,015,235
1.02.03.02	Property, Plant and Equipment in Progress		-	-	790,436	648,710
1.02.04	Intangible Assets	16	-	-	1,732,260	1,748,954
1.02.04.01	Intangible Assets		-	-	1,732,260	1,748,954
1.02.04.01.01	Concession Contract		-	-	1,680,960	1,699,506
1.02.04.01.02	Authorization and Concession of Subsidiaries		-	-	18,855	19,043
1.02.04.01.03	Others		-	-	32,445	30,405
See the accompanying notes to the quarterly information

3

BLANCE SHEETS

Balance Sheets

March 31, 2011 (continued)

In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			3.31.2011	12.31.2010	3.31.2011	12.31.2010
2	Total liabilities		12,949,068	12,654,419	18,206,241	17,859,432
2.01	Current liabilities		821,584	895,791	2,497,463	2,536,801
2.01.01	Payroll, social charges and accruals	17	188	293	188,739	175,584
2.01.01.01	Social charges and accruals		188	293	41,017	48,853
2.01.01.02	Payroll and accruals		-	-	147,722	126,731
2.01.02	Suppliers		753	333	641,724	612,568
2.01.02.01	Domestic Suppliers	18	753	333	641,724	612,568
2.01.03	Tax Liabilities		46,528	97,113	478,198	532,120
2.01.03.01	Federal Taxes		46,528	97,113	300,571	356,723
2.01.03.01.01	Income Tax and Social Contribution Payable	10.1	-	14,985	176,593	153,249
2.01.03.01.02	Other Federal Taxes	10.3	46,528	82,128	123,978	203,474
2.01.03.02	State Taxes	10.3	-	-	176,203	173,988
2.01.03.03	Municipal Taxes	10.3	-	-	1,424	1,409
2.01.04	Loans and Financing		614,894	639,017	673,738	704,252
2.01.04.01	Loans and Financing	19	9,435	17,860	68,279	83,095
2.01.04.01.01	In Domestic Currency		3,638	12,582	62,477	68,579
2.01.04.01.02	In Foreign Currency		5,797	5,278	5,802	14,516
2.01.04.02	Debentures	20	605,459	621,157	605,459	621,157
2.01.05	Other Liabilities		159,221	159,035	515,064	512,277
2.01.05.02	Others		159,221	159,035	515,064	512,277
2.01.05.02.02	Minimum Compulsary Dividend Payable		158,912	158,916	163,630	163,634
2.01.05.02.04	Post Employment Benefits	21	78	119	23,417	24,255
2.01.05.02.05	Custumer charges due	22	-	-	57,173	56,105
2.01.05.02.06	Research and Development and Energy Efficiency	23	-	-	149,718	155,991
2.01.05.02.07	Payables related to Concession - Use of Public Property	24	-	-	41,186	40,984
2.01.05.02.08	Other Accounts Payable	25	231	-	79,940	71,308
2.02	Noncurrent liabilities		719,522	728,505	4,038,789	4,026,805
2.02.01	Loans and Financing		379,840	380,997	1,275,555	1,280,982
2.02.01.01	Loans and Financing	19	379,840	380,997	1,275,555	1,280,982
2.02.01.01.01	In Domestic Currency		329,600	329,600	1,225,300	1,229,570
2.02.01.01.02	In Foreign Currency		50,240	51,397	50,255	51,412
2.02.02	Other Liabilities		24,832	23,751	1,009,792	992,227
2.02.02.01	Payable to Related Parties		3,675	3,675	-	-
2.02.02.01.02	Payable to Subsidiaries		3,675	3,675	-	-
2.02.02.02	Others		21,157	20,076	1,009,792	992,227
2.02.02.02.03	Suppliers	18	-	-	136,367	144,936
2.02.02.02.04	Tax Liabilities	10.3	21,157	20,076	24,619	32,252
2.02.02.02.05	Post Employment Benefits	21	-	-	393,899	384,208
2.02.02.02.06	Research and Development and Energy Efficiency	23	-	-	104,061	90,732
2.02.02.02.07	Payables related to Concession - Use of Public Property	24	-	-	350,682	340,099
2.02.02.02.08	Other Accounts Payable	25	-	-	164	-
2.02.03	Deferred Taxes		25,297	25,297	901,820	887,218
2.02.01.06.02	Deferred Income Tax and Social Contribution	10.2	25,297	25,297	901,820	887,218
2.02.04	Provisions	26	289,553	298,460	851,622	866,378
2.02.04.01	Tax, Social Security, Labor and Civil Provisions		279,257	288,164	817,404	827,489
2.02.04.01.01	Provisions for Taxes		270,148	280,281	298,647	321,479
2.02.04.01.02	Labor and Social Security Provisions		-	-	143,453	146,348
2.02.04.01.03	Provisions for Employee Benefits		-	-	55,821	53,245
2.02.04.01.04	Civil Provisions		9,109	7,883	319,483	306,417
2.02.04.02	Other Provisions		10,296	10,296	34,218	38,889
2.02.04.02.01	Provisions for Environmental and Deactivation Liabilities		-	-	42	42
2.02.04.02.02	Provisions for Regulatory Liabilities		10,296	10,296	34,176	38,847
2.03	Consolidated shareholders' equity	27	11,407,962	11,030,123	11,669,989	11,295,826
2.03.01	Share capital		6,910,000	6,910,000	6,910,000	6,910,000
2.03.04	Profit Reserves		2,560,607	2,560,607	2,560,607	2,560,607
2.03.04.01	Legal Reserves		478,302	478,302	478,302	478,302
2.03.04.02	Retaindes earnings		2,056,526	2,056,526	2,056,526	2,056,526
2.03.04.08	Additional Dividend Proposed		25,779	25,779	25,779	25,779
2.03.05	Accumulated Profit		400,650	-	400,650	-
2.03.06	Equity Evaluation Adjustments		1,536,705	1,559,516	1,536,705	1,559,516
2.03.06	Attributable Non Controlling Interest	27.2	-	-	262,027	265,703
See the accompanying notes to the quarterly information

4

Statements of Income

For the quarter ended March 31, 2011

In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			3.31.2011	3.31.2010	3.31.2011	3.31.2010
3	Statement of income
3.01	Income from sale of goods and/or services	28	-	-	1,826,230	1,641,226
3.01.01	Eletrecity sales to final customers		-	-	571,175	553,663
3.01.02	Eletrecity sales to distributors		-	-	361,254	338,433
3.01.03	Use of main distribution and transmission grid		-	-	659,793	504,958
3.01.04	Construction revenues		-	-	120,566	143,317
3.01.05	Telecomunications		-	-	28,239	22,746
3.01.06	Distribution of Piped Gas		-	-	56,954	56,048
3.01.07	Other Operating Income		-	-	28,249	22,061
3.02	Cost of goods and/or services sold	29	-	-	(1,229,477)	(1,153,650)
3.02.01	Electricity Purchased for Resale		-	-	(544,821)	(466,079)
3.02.02	Charges for the Use of the Main Transmition Grid		-	-	(154,184)	(142,111)
3.02.03	Personnel		-	-	(143,898)	(140,462)
3.02.04	Private Pension and Health Plans		-	-	(24,389)	(20,580)
3.02.05	Materials		-	-	(18,457)	(15,137)
3.02.06	Raw Material and Supplies for Electrical Energy Production		-	-	(6,633)	(5,559)
3.02.07	Natural Gas and Supplies for Gas Operations		-	-	(34,499)	(34,151)
3.02.08	Third Party Services		-	-	(58,669)	(52,221)
3.02.09	Depreciation and Amortization		-	-	(126,821)	(132,813)
3.02.10	Construction Cost				(120,082)	(143,307)
3.02.11	Other Costs		-	-	2,976	(1,230)
3.03	Gross profit		-	-	596,753	487,576
3.04	Operational expenses / income		377,649	305,954	(128,976)	(103,908)
3.04.01	Selling Expenses	29	-	-	(13,287)	(13,773)
3.04.01.01	Personnel		-	-	(1,538)	(1,183)
3.04.01.02	Private Pension and Health Plans		-	-	(169)	(138)
3.04.01.03	Materials		-	-	(64)	(463)
3.04.01.04	Third Party Services		-	-	(7,730)	(7,534)
3.04.01.05	Depreciation and Amortization		-	-	(10)	(2)
3.04.01.06	Allowances (reversal) for doubtful debts		-	-	(5,093)	(5,714)
3.04.01.07	Other selling expenses		-	-	1,317	1,261
3.04.02	General and Administrative Expenses	29	(10,027)	(2,940)	(95,785)	(71,428)
3.04.02.01	Personnel		(1,652)	(1,568)	(39,833)	(33,938)
3.04.02.02	Private Pension and Health Plans		(133)	(62)	(6,894)	(5,348)
3.04.02.03	Materials		(11)	(3)	(2,343)	(1,790)
3.04.02.04	Third Party Services		(823)	(867)	(17,437)	(14,498)
3.04.02.05	Depreciation and Amortization		-	-	(6,796)	(5,986)
3.04.02.06	Other General and Administrative Expenses		(7,408)	(440)	(22,482)	(9,868)
3.04.04	Other Operational Income	29	-	-	175	1,668
3.04.05	Other Operational Income	29	8,718	(7,984)	(34,679)	(61,889)
3.04.05.01	Provisions for legal claims		8,907	(7,795)	7,327	(16,976)
3.04.05.03	Amortization of Goodwill		(189)	(189)	(371)	(957)
3.04.05.04	Other operational expenses		-	-	(41,635)	(43,956)
3.04.06	Equity in Income of Subsidiaries		378,958	316,878	14,600	41,514
3.05	Profit before financial results and taxes		377,649	305,954	467,777	383,668
3.06	Financial Results	30	2,101	8,093	110,360	85,867
3.06.01	Financial Income		30,101	30,535	184,029	147,506
3.06.02	Financial Expenses		(28,000)	(22,442)	(73,669)	(61,639)
3.07	Profit before tax and social contribution		379,750	314,047	578,137	469,535
3.08	Income Tax and Social Contribution on Profit	10.5	(269)	968	(193,308)	(150,176)
3.08.01	Current		-	(997)	(274,966)	(149,422)
3.08.02	Deferred		(269)	1,965	81,658	(754)
3.09	Net income for de period		379,481	315,015	384,829	319,359
3.11	Consolidated net income for the quarter		379,481	315,015	384,829	319,359
3.11.01	Attributed to Controlling Shareholders		-	-	379,481	315,015
3.11.02	Attributed to Non-Controlling Interest	27.2	-	-	5,348	4,344
3.99	Basic and diluted net earning per share attributed
	To parent company shareholders - in reais
	Class "A" Preferred shares		1.4568	1.2106	1.4568	1.2106
	Class "B" Preferred shares		1.4569	1.2094	1.4569	1.2094
	Ordinary shares		1.3245	1.0995	1.3245	1.0995
See the accompanying notes to the quarterly information

5

Statements of Comprehensive Income

For the quarter ended March 31, 2011

In thousands of Reais - R$

		Parent Company		Consolidated
	3.31.2011	3.31.2010	3.31.2011	3.31.2010

Net income for the quarter	379,481	315,015	384,829	319,359

Adjustments related to Financial Assets classified as
available for sale - distribution concession	-	-	(2,488)	(1,974)
(-) Taxes on adjustments to financial assets	-	-	846	671
Investment interest in subsidiaries' comprehensive income	(2,488)	(1,974)	-	-
(-) Taxes on investment interest in subsidiaries' comprehensive income	846	671

Total comprehensive income for the quarter	377,839	313,712	383,187	318,056

Attributed to Parent Company			377,839	313,712
Attributed to non controlling interests	-	-	5,348	4,344

6

Statements of Changes in Shareholders’ Equity

For the quarter ended March 31, 2011

In thousands of Reais - R$

		Attributable to owners of the company								Attributable
					Profit reserves					to
				Equity		Profit	Additional			non
	NE nº	Capital	Capital	evaluation	Legal	retention	dividends	Accumulated		controlling	Total
			reserve	adjustments	reserve	reserve	proposed	profit	Total	interests	Consolidated
Balance as of December 31, 2009		4,460,000	838,340	1,660,634	428,912	2,908,112	-	-	10,295,998	228,365	10,524,363
Net profit for the period		-	-	-	-	-	-	987,807	987,807	22,474	1,010,281
Other comprehensive income
Adjustments related to financial assets classified as
available for sale, net of taxes		-	-	1,999	-	-	-	-	1,999	-	1,999
Total comprehensive income for the period		-	-	1,999	-	-	-	987,807	989,806	22,474	1,012,280
Realization of equity evaluation adjustments	29	-	-	(103,117)	-	-	-	103,117	-	-	-
Capital increase		2,450,000	(838,340)	-	-	(1,611,660)	-	-	-	-	-
Advances for future capital increase		-	-	-	-	-	-	-	-	30,812	30,812
Allocations proposed to GSM
Legal reserve		-	-	-	49,390	-	-	(49,390)	-	-	-
Interest on own capital		-	-	-	-	-	-	(200,000)	(200,000)	-	(200,000)
Dividends		-	-	-	-	-	25,779	(81,460)	(55,681)	(15,948)	(71,629)
Profit retention reserve		-	-	-	-	760,074	-	(760,074)	-	-	-
Balance as of December 31. 2010		6,910,000	-	1,559,516	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net profit for the period		-	-	-	-	-	-	379,481	379,481	5,348	384,829
Other comprehensive income
Adjustments related to financial assets classified as
available for sale, net of taxes		-	-	(1,642)	-	-	-	-	(1,642)	-	(1,642)
Total comprehensive income for the period		-	-	(1,642)	-	-	-	379,481	377,839	5,348	383,187
Realization of equity evaluation adjustments	29	-	-	(21,169)	-	-	-	21,169	-	-	-
Reimbursement of advances for future capital increase		-	-	-	-	-	-	-	-	(9,024)	(9,024)
Balance as of March 31, 2011		6,910,000	-	1,536,705	478,302	2,056,526	25,779	400,650	11,407,962	262,027	11,669,989
See the accompanying notes to the quarterly information

7

Statements of Cash Flows

For the quarter ended March 31, 2011

In thousands of Reais - R$

	Parent Company		Consolidated
	3.31.2011	3.31.2010	3.31.2011	3.31.2010

Cash flows from operational activities
Net income for the period	379,481	315,015	384,829	319,359

Adjustments for reconciliation of the net income for the period with cash generated from the operational activities
Depreciation	-	-	82,347	87,973
Amortization of intangible assets - concessions	-	-	51,131	50,609
Amortization of intangible assets - others	-	-	520	1,176
Unrealized monetary and exchange variations - net	4,946	4,639	(20,863)	(36,860)
Remuneration of Accounts Receivable related to concession	-	-	(107,638)	(64,840)
Equity in income of subsidiaries	(378,958)	(316,878)	(14,600)	(41,514)
Income tax and social contribution	-	-	274,966	149,422
Deferred income tax and social contribution	269	(1,965)	(81,658)	754
Provision for losses from Accounts Receivable related to concession	-	-	867	2,815
Provision for doubtful debts	-	-	5,093	5,714
Provision (reversal) for legal demands	(8,907)	7,795	(7,327)	16,976
Provision for post employment benefits	-	-	33,179	27,777
Provision for research and development and energy efficiency	-	-	16,415	15,323
Write off of Accounts Receivable related to concession	-	-	5,333	1,957
Write off of investments	-	6	-	6
Property, plant and equipment written off	-	-	388	1,264
Intangible assets written off	-	-	380	6,655

Decrease (increase) in assets
Trade accounts receivable	-	-	(30,018)	1,001
Dividends and interest on own capital received	3,978	2,789	3,976	2,789
CRC transferred to the Government of the State of Paraná	-	-	35,921	32,274
Legal deposits	7,020	742	6,550	(13,216)
Other receivables	(2)	1	(27,100)	(11,867)
Inventories	-	-	(4,360)	(10,861)
Income tax and social contribution	30,758	7,063	37,176	68,603
Other current taxes recoverable	-	-	2,471	(1,696)
Prepaid expenses	-	-	(7,424)	(7,840)

Increase (decrease) in liabilities
Payroll, social charges and accruals	(105)	(113)	13,155	(33,652)
Suppliers	420	85	501	(5,729)
Income tax and social contribution paid	(14,985)	-	(251,622)	(196,831)
Other taxes	(36,320)	(27,339)	(88,185)	(63,242)
Interest on loans and financing	(18,352)	(14,587)	(35,576)	(33,762)
Debenture interest	(32,487)	(25,541)	(32,487)	(41,223)
Post employment benefits	(41)	(16)	(24,326)	(25,886)
Customer charges due	-	-	1,068	17,303
Research and development and energy efficiency	-	-	(13,549)	(15,195)
Payable related to the concession - use of public property	-	-	(10,246)	-
Other accounts payable	231	(10)	8,796	(4,595)
Provisions for legal claims	-	-	(12,313)	(4,862)

Net cash generated from (used in) operational activities	(63,054)	(48,314)	195,770	196,079
(continued)

8

Statements of Cash Flows

For the quarter ended March 31, 2011 (continued)

In thousands of Reais - R$

(continued)
	Parent Company		Consolidated
	3.31.2011	3.31.2010	3.31.2011	3.31.2010

Cash flows from investment activities
Financial investments	(1)	78,955	73,607	3,381
Additions in investments	20,946	(126,028)	(111)	(30)
Additions to property, plant and equipment	-	-	(123,640)	(43,308)
Additions to intangible assets related to the concession	-	-	(140,337)	(171,827)
Additions to other intangible assets	-	-	(2,205)	(11,509)
Financial participation of customers	-	-	18,144	16,807

Net cash generated from (used in) investments activities	20,945	(47,073)	(174,542)	(206,486)

Cash flows from financial activities
Payment (reimbursement) of capital in subsidiaries by non controlling interests	-	-	(9,024)	54,000
Loans and financing obtained from third parties	-	-	284	80,059
Loans and financing obtained from related parties	-	-	-	-
Amortization of principal loans and financing	-	-	(14,980)	(10,491)
Amortization of principal debentures	-	-	-	(177,908)
Dividends and interest on own capital paid	(4)	-	(4)	-

Net cash used in the financing activities	(4)	-	(23,724)	(54,340)

Total effects on cash and cash equivalents	(42,113)	(95,387)	(2,496)	(64,747)

Cash and cash equivalents at the beginning of the period	89,822	479,044	1,794,416	1,518,523
Cash and cash equivalents at the end of the period	47,709	383,657	1,791,920	1,453,776

Change in cash and cash equivalents	(42,113)	(95,387)	(2,496)	(64,747)
See the accompanying notes to the quarterly information

9

Statements of Added Value

For the quarter ended March 31, 2011

In thousands of Reais - R$

	Parent Company		Consolidated
	3.31.2011	3.31.2010	3.31.2011	3.31.2010

Income
Sale of energy, services and other income	-	-	2,697,888	2,357,396
Other operational income	-	-	(87)	(6,452)
Construction income	-	-	120,566	143,317
Allowance for doubtful debts	-	-	(5,093)	(5,714)
Total	-	-	2,813,274	2,488,547

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	582,473	518,203
Charges for use of the main transmission grid ( - ) ESS	-	-	159,180	156,155
Materials, supplies and third parties services	834	870	115,172	100,308
Natural gas and supplies for gas operations	-	-	43,803	43,359
Construction costs	-	-	120,082	143,307
Other charges	-	-	3,444	3,022
Other supplies	(1,544)	8,175	1,277	19,198
Total	(710)	9,045	1,025,431	983,552

( = ) Gross added value	710	(9,045)	1,787,843	1,504,995

( - ) Depreciation and amortization	189	189	133,998	139,758

( = ) Net added value	521	(9,234)	1,653,845	1,365,237

( + ) Transferred added value
Financial income	30,101	30,535	184,029	147,506
Results from investment interests	378,958	316,878	14,600	41,514

Total	409,059	347,413	198,629	189,020

Value added to distribute	409,580	338,179	1,852,474	1,554,257
(continued)

10

Statements of Added Value

For the quarter ended March 31, 2011 (continued)

In thousands of Reais - R$

(continued)
	Parent				Consolidated
	3.31.2011%		3.31.2010%		3.31.2011%		3.31.2010%
Distribution of added value:

Personnel
Remuneration and fees	1,305		1,241		131,629		119,634
Private pension and health plans	132		62		31,452		26,066
Meal and education assistance	-		-		16,629		14,881
Social security charges - FGTS	87		79		11,143		10,138
Labor indemnities (reversals)	-		-		1,821		1,260
Profit sharing	-		-		16,507		16,259
Transfers to property, plant and equipment in progress	-		-		(28,282)		(19,763)
Total	1,524	0.4	1,382	0.4	180,899	9.8	168,475	10.8

Government
Federal	575		(678)		647,689		516,915
State	-		-		561,811		487,117
Municipal	-		-		1,116		1,064
Total	575	0.1	(678)	-0.2	1,210,616	65.3	1,005,096	64.8

Third Parties
Interest and fines	28,000		22,442		71,738		58,155
Leasing and rent	-		18		4,328		2,797
Donations, subsidies and contributions	-		-		64		375
Total	28,000	6.8	22,460	6.6	76,130	4.1	61,327	3.9

Shareholders
Non controlling interests	-		-		5,348		4,344
Retained profits	379,481		315,015		379,481		315,015
Total	379,481	92.7	315,015	93.2	384,829	20.8	319,359	20.5

	409,580	100.0	338,179	100.0	1,852,474	100.0	1,554,257	100.0
See the accompanying notes to the quarterly information

11

NOTES TO THE QUARTERLY FINANCIAL INFORMATION

For the quarter ended March 31, 2011

In thousands of Reais - R$

1                    General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, Estado do Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

The direct and indirect subsidiaries of the Company are described in note 14.

2                    Main Accounting Policies

2.1 Statement of Compliance

The Company’s quarterly financial information includes:

·         The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

·         The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee – CPC and approved by the Securities and Exchange Comission - CVM (Comissão de Valores Mobiliários).

The individual quarterly financial information present the values for investments in subsidiaries, joint ventures and associated companies using the equity method, in accordance with Brazilian legislation in force. Thus, these individual quarterly financial information are not in compliance with the IFRSs, which require that these investments reported in the parent company’s individual statements be stated at fair value or cost.

Given that there is no difference between the consolidated shareholders´ equity and the consolidated profit attributed to the owners of the parent company, stated in the consolidated quarterly financial information prepared in accordance with the IFRSs and the accounting practices adopted in Brazil and the shareholders’ equity and net profit of the parent company, stated in the individual quarterly financial information prepared in accordance with accounting practices adopted in Brazil, the Company opted to present these individual and consolidated quarterly financial information side by side, in one set of accounts.

This quarterly information is presented considering the rulings included in CPC 21 and IAS 34 - Interim Information and the CVM SNC/SEP Official Circular 03/11.

12

Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2010 which did not alter during the quarter has not been presented. Therefore, this quarterly information should be read together with the financial statements at December 31 , 2010.

2.2 Basis of Presentation

Authorization for the completion of these quarterly financial information was granted at the Meeting of the Board of Officers held on May 09, 2011.

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values, as disclosed in the accounting practices below. The historic cost is generally based on the fair value of the consideration paid in exchange for the assets at the time of initial recognition.

2.3 Basis for consolidation and investments in subsidiaries

The consolidated quarterly financial information include the quarterly financial information of the Company, those of its subsidiaries and the exclusive investment funds.

The reporting dates of the quarterly financial information of the investments in subsidiaries, joint ventures and associated companies used to calculate the equity values and for consolidation coincide with that of the parent company dates.

The individual components of the quarterly financial information of the joint ventures are consolidated in proportion to the investment interest held.

When necessary, the quarterly financial information of the subsidiaries are adjusted to adapt the accounting policies established by the Group. All of the transactions, balances, income and expenses between the Group companies are eliminated in the consolidated quarterly financial information.

2.4 Significant accounting policies

The significant accounting policies used for preparing this quarterly information are consistent with those presented in Note 2 of the Annual Financial Statements at December 31, 2010, available in the CVM and Copel’s sites.

2.5 Significant accounting judgments and estimates

In applying the Group’s accounting policies, Management has to make judgments and prepare estimates for the accounting values of assets and liabilities which are not easily obtained from other sources. These estimates and respective assumptions are based on historic experience and other factors considered relevant. The actual results could differ from these estimates.

The underlying estimates and assumptions are continually revised. The effects from the reviews of the accounting estimates are recognized in the period in which the estimates are revised, if the review affects only this period, and also in subsequent periods if the review affects the present period and future periods.

The main judgments from applying the accounting policies, used in preparing this quarterly information, are consistent with those presented in Note 3 of the Annual Financial Statements at December 31 , 2010, available in the CVM and Copel’s sites.

13

3                    Cash and Cash Equivalents

.
	Parent Company		Consolidated
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Cash and bank accounts	896	456	53,291	58,958
Financial investments with immediate liquidity	46,813	89,366	1,738,629	1,735,458
	47,709	89,822	1,791,920	1,794,416

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 100% of the variation of the Interbank Deposit Rate as of March 31, 2011 and December 31, 2010.

4                    Bonds and securities

	Parent Company		Consolidated
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Current assets
Bonds and securities (4.1)	176	175	524,061	534,095
Collaterals and escrow accounts	-	-	456	64,078
	176	175	524,517	598,173
Noncurrent assets
Bonds and securities (4.1)	-	-	7,340	7,151
Collaterals and escrow accounts (STN - Note 19.2)	-	-	25,688	26,280
	-	-	33,028	33,431
.

4.1 Securities

Category		Consolidated
		3.31.2011	12.31.2010
Securities available for sale
CDB (1 and 2)	CDI	94,728	100,785
Committed Operation (3)	CDI	32,043	17,328
Committed Operation (2)	Selic	2,962	2,961
Committed Operation (2)	PRE-FIXED	107,086	98,552
Quotas in Funds (3 and 4)	CDI	126	124
NTN - F	CDI	26,747	27,309
LFT (2)	Selic	175,058	175,043
LTN (2)	PRE-FIXED	45,555	44,482
LFBB	CDI	6,182	6,015
		490,487	472,599
Securities held to maturity
LFT (2)	Selic	39,019	60,662
LTN (2)	PRE-FIXED	-	6,140
Quotas in Funds (3 and 4)	CDI	1,895	1,845
		40,914	68,647
		531,401	541,246
	Current	524,061	534,095
	NonCurrent - NC	7,340	7,151
Financial Treasury Bonds - LFT
National Treasury Bonds - LTN
National Treasury Bill - Series F - NTN-F
Financial Bills Committed to Banco do Brasil - LFBB

14

Category		Parent Company
		3.31.2011	12.31.2010
Securities available for sale
CDB	CDI	75	76
Fund Quotas	CDI	101	99
		176	175
	Current	176	175
	Noncurrent - NC	-	-

Copel holds securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report.  The counter parties for these securities are classified with at least the credit rating A. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

1)       The main amounts invested include:

·         The amount of R$ 67,345 has been invested with Banco do Brasil, corrected to March 31, 2011, (R$ 65,612 as of December 31, 2010), remunerated at the rate of 100% of the DI rate, as guarantee provided to Aneel to comply with the construction of the Hydro electric plant at Mauá, by Copel Geração e Transmissão;

2)       Constitute a guarantee for the Aneel auction by Copel Geração e Transmissão e Copel Distribuição for the amount of R$ 57,155 at March 31, 2011 (R$ 67,162 as of December 31, 2010);

3)       Constitute a guarantee for the Contracts for the Sale of Energy in the Regulated Environment - CCEARs in CCEE R$ 28,894 at. March 31, 2011 (R$ 27,146 as of December 31, 2010); and

4)       An allowance related to a financing contract agreedment signed with BNDES in 2001 by UEG Araucária in the amount of R$ 27 at March 31, 2011 (R$ 26 as of December 31, 2010).

15

5                    Trade accounts receivable

	Balances	Overdue	Overdue for		Total
	falling due	up to 90 days	more than 90 days	Consolidated
				3.31.2011	12.31.2010
Customers
Residential	116,004	87,304	5,821	209,129	199,649
Industrial	129,821	19,716	35,539	185,076	184,039
Commercial	90,460	27,546	5,565	123,571	118,540
Rural	18,286	9,020	1,942	29,248	24,004
Public Entities	19,680	16,917	15,296	51,893	43,266
Public lighting	15,328	260	175	15,763	15,673
Public service	14,473	515	99	15,087	14,335
Unbilled	201,750	-	-	201,750	198,363
Energy installments plan	85,175	4,714	12,799	102,688	101,841
Energy installments plan - Non Current	40,165	-	-	40,165	40,498
Low income subsidy - Eletrobrás	28,926	-	-	28,926	24,376
Fines and charges on energy bills	3,056	4,111	3,378	10,545	9,611
State Government "Luz Fraterna" program	2,087	6,447	9,530	18,064	11,528
Other receivables	12,699	1,698	6,484	20,881	24,289
Other receivables - non current	2,454	-	-	2,454	3,231
	780,364	178,248	96,628	1,055,240	1,013,243
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	136,353	248	-	136,601	133,004
Bilateral contracts	28,830	-	123	28,953	26,709
CCEE	42,482	-	105	42,587	21,551
Reimbursement to generators	-	-	1,267	1,267	1,194
	207,665	248	1,495	209,408	182,458
Charges from using transmission grid
Transmission grid	18,044	-	2,361	20,405	21,552
Basic network and conection grid	14,896	119	472	15,487	15,104
	32,940	119	2,833	35,892	36,656
.
Telecommunications
Telecommunication services	4,115	5,960	12,735	22,810	17,571
Telecommunication services - non current	-			-	-
	4,115	5,960	12,735	22,810	17,571
.
Gas distribution	20,695	311	197	21,203	18,547
.
Allowance for doubtful accounts (5.1)	-	-	(66,976)	(66,976)	(62,119)
	1,045,779	184,886	46,912	1,277,577	1,206,356
3.31.2011 Current	1,003,160	184,886	46,912	1,234,958
Noncurrent - NC	42,619	-	-	42,619
12.31.2010 Current	941,517	198,873	22,237		1,162,627
Noncurrent - NC	43,729	-	-		43,729

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaries and other entities permitted to supply electricity.

Allowance for Doubtful Accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

16

Consolidated		Additions /	Reversal
	Balance	(reversals)	of write offs	Balance
	12.31.2010			3.31.2011
Customers, concessionaries and permission holder
Residential	7,654	2,663	3	10,320
Industrial	40,761	1,005	-	41,766
Commercial	10,880	1,120	3	12,003
Rural	69	(15)	-	54
Public Entities	1,453	(10)	-	1,443
Public lighting	155	(14)	-	141
Public service	2	-	-	2
concessionaries and permission holder	224	-	-	224
Telecommunications	921	102	-	1,023
	62,119	4,851	6	66,976

The applied criteria, in addition to taking into account management’s experience of the history of losses experienced, also complies with the criteria recommended by ANEEL.

6                    Recoverable Rate Deficit (CRC) transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

Maturity of noncurrent installments:

.
	Consolidated
	3.31.2011	12.31.2010
2012	48,639	62,728
2013	68,616	66,899
2014	73,179	71,348
2015	78,046	76,093
2016	83,236	81,154
2017	88,772	86,551
2018	94,676	92,307
2019	100,972	98,446
2020	107,687	104,993
2021	114,849	111,976
2022	122,487	119,423
2023	130,633	135,836
after 2023	187,792	174,623
	1,299,584	1,282,377

17

Changes in CRC

	Current	Noncurrent
Balance	assets	assets	Consolidated
12.31.2010	58,816	1,282,377	1,341,193
Interest and fees	21,570	-	21,570
Monetary variations	112	32,793	32,905
Transfers	15,586	(15,586)	-
Amortizations	(35,921)	-	(35,921)
3.31.2011	60,163	1,299,584	1,359,747

	Current	Noncurrent
Balance	assets	assets	Consolidated
31.12.2009	49,549	1,205,025	1,254,574
Interest and fees	20,184	-	20,184
Monetary variations	103	33,147	33,250
Transfers	13,147	(13,147)	-
Amortization	(32,274)	-	(32,274)
3.31.2010	50,709	1,225,025	1,275,734

7                    Accounts receivable related to the concession

Change in accounts receivable related to the concession

	Current	Noncurrent	Noncurrent
Balance	assets	assets	special liabilities	Consolidated
12.31.2010	54,700	3,849,462	(1,426,117)	2,478,045
Capitalization of intangible assets in progress	-	93,341	(5,943)	87,398
Transfers from non current to current	51,785	(51,785)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(46,193)	-	-	(46,193)
Provisions for losses - indemnifiable assets	-	(867)	-	(867)
Adjustment to financial assets classified as available for sale	-	(2,488)	-	(2,488)
Monetary variations	-	187,652	(34,534)	153,118
Write off	-	(5,333)	-	(5,333)
3.31.2011	60,292	4,069,982	(1,466,594)	2,663,680

	Current	Non current	Noncurrent
Balance	assets	assets	special liabilities	Consolidated
12.31.2009	44,070	3,045,323	(1,217,103)	1,872,290
Capitalization of intangible assets in progress	-	120,384	(11,128)	109,256
Transfers from non current to current	51,077	(51,077)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(48,121)	-	-	(48,121)
Provisions for losses - indemnifiable assets	-	(2,815)	-	(2,815)
Monetary variations	-	131,329	(31,390)	99,939
Write off	-	(1,957)	-	(1,957)
3.31.2010	47,026	3,241,187	(1,259,621)	2,028,592

7.1 Accounts receivable related to the concession – Distribution

Management adopted Technical Interpretation ICPC 01/IFRIC 12 and SIC 29 – Concession Contracts, which provide guidelines on accounting for public service concessions granted to private operators, as follows:

(a) Estimated amount of investments made and not amortized or depreciated at the end of the concession period classified as a financial asset since it refers to an unconditional right to receive cash or another financial asset from the Conceding Power; and

18

(b) Remaining balance from determining the financial asset (residual value) classified as an intangible asset given that recovery of such is dependent on the use of the public service, in this case, the consumption of energy by consumers (see Note 16).

Remuneration of this financial asset is based on the regulatory WACC homologated by the ANEEL in the four yearly tariff review, and is included in the composition of income from the amounts billed to consumers and received monthly.

During the periods between the last and following periodic tariff review, the balance for financial asset is adjusted based on management’s expectation of an increase or decrease in its cash flows related to the changes in assets included in the infra-structure (physical assets). These variations in the estimated cash flows are registered directly to the profit or loss for the period.

Given that there is no active market for trading this financial asset, the variations in the fair value of the balance for the financial asset related to the perception of market players in relation to the difference between the regulatory remuneration rate and the market rate is periodically adjusted based on the methodology determined by Management and this adjustment, when applicable, is registered directly to the equity evaluation account, to shareholders’ equity.

Further information is available in note 9.2 of the Annual Financial Statements at December 31, 2010.

7.2 Accounts receivable related to the concession – Transmission

Refer to amounts receivable from concession contracts for transmission and are represented by the following amounts: (i)  revenue from construction of the infra-structure for transmission to be made available to users; (ii) revenue from the operation and maintenance of the infra-structure when actually realized; and (iii) financial income guaranteed by the Conceding Power during the concession period on this revenue.

Income from the transmission concession contracts is earned from making the infrastructure available to users of the system, it is not subject to the risk from demand and is therefore considered as guaranteed income referred to as Permitted Annual Income – RAP (Receita Annual Permitida) to be received during the concession period. The amounts are billed monthly to the users of the infrastructure, in accordance to the report issued by the National System Operator– ONS.

When the concession matures, if there is a balance remaining that has not been received from the construction, operation and maintenance of the infrastructure, this will be received directly from the Conceding Power, since it represents an unconditional right to receive cash, as provided in the concession contract, as indemnity for the investments made and not recovered through the tariffs (RAP).

Further information is available in note 9.3 of the Annual Financial Statements at December 31, 2010.

7.3  Commitments related to the transmission concessions

7.3.1    LT 525 KV Araraquara 2 Taubaté

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to LT 525 KV Araraquara 2 Taubaté amounted to R$ 243,398 at March 31, 2011.

19

7.3.2    Substation Cerquilho III 230 KV

This 230/138KV (300MVA) substation was awarded to the Company at ANEEL auction 001/10 – Aneel, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,182 at March 31, 2011.

8                    Other Receivables

	Consolidated
	3.31.2011	12.31.2010
Current assets
Services in progress, net	110,721	110,374
Advance payments to employees	24,758	9,126
Decommissioning in progress	12,586	6,284
Disposal of property and rights	9,451	9,048
Advance payments for judicial deposits	8,745	9,927
Purchase of fuel by CCC	5,997	2,406
Services provided to Third parties	5,687	3,631
Installment plan for Onda Provedor de Serviços	4,348	4,348
Advance payments to suppliers	4,314	3,248
Employee salary granted - recoverable	3,981	4,174
Lease of the Araucária power plant	2,730	4,296
Allowance for doubtful debts	(10,221)	(9,979)
Other receivables	5,090	4,186
	188,187	161,069
Noncurrent assets
Advance payments to suppliers	9,997	9,902
Compulsory loans	2,902	2,833
Disposal of property and rights	2,238	2,325
Other receivables	164	164
	15,301	15,224

9                    Inventories

Consolidated				Fixed assets
		Operation/Maintenance		in progress - materials at deposits
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Copel Geração e Transmissão	24,039	24,429	-	-
Copel Distribuição	87,915	83,893	-	-
Copel Telecomunicações	12,463	11,758	20,055	17,511
Compagás	1,367	1,344	-	-
Elejor	-	-	2,702	2,702
	125,784	121,424	22,757	20,213

20

10               Income Tax, Social Contribution and Other Taxes

10.1     Income Tax (IR) and Social Contribution (CSLL)

.
	Parent Company		Consolidated
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Current assets
IR and CSLL paid in advance	92,245	155,461	218,506	518,889
IR and CSLL to be offset against	(8)	(20,347)	(98,035)	(348,557)
IRRF on JSCP to be offset against liability	-	(12,119)	-	(12,119)
	92,237	122,995	120,471	158,213
Noncurrent assets
IR and CSLL paid in advance	-	-	12,907	12,341
	-	-	12,907	12,341
Current liabilities
IR and CSLL due	8	35,332	274,628	501,806
IR and CSLL to be offset against	(8)	(20,347)	(98,035)	(348,557)
	-	14,985	176,593	153,249

The amounts registered for income tax and social contribution in advance refer to prepayments and credits on the Annual Corporate Tax Return – DIPJ, which are compensated against the taxes payable, in accordance with Brazilian tax legislation.

10.2     Deferred income and social contribution taxes

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary, pursuant to the rules set forth in CVM Resolution no. 600/2009. Deferred taxes on all other accruals will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

Tax credits have been recorded as follows:

21

.
	Parent Company		Consolidated
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Noncurrent assets
Tax losses and negative tax basis	3,777	1,170	13,573	10,966
Private pension and health plans	-	-	138,751	135,384
Other temporary additions	-	-	-	-
Provisions for legal claims	117,849	120,877	282,450	290,385
Allowance for doubtful debts	1,478	1,478	26,211	24,477
Amortization - concession	17,637	17,573	35,981	35,917
Provision for impact of grid charges	-	-	6,922	6,922
Provision for financing	3,659	3,659	3,659	3,659
Provision for energy purchases	-	-	85,721	-
Provision for profit sharing	-	-	5,544	-
Others	88	-	6,452	-
	144,488	144,757	605,264	507,710
Noncurrent liabilities
Transitional tax system - RTT	-	-	-	-
Effects from applying CPC 27 - Deemed cost	-	-	789,460	802,556
Effects from applying ICPC 01	-	-	75,808	47,607
Other temporary exclusions	-		-	-
Capitalization of financial charges	-	-	4,540	4,595
Provisions for negative goodwill	25,297	25,297	25,297	25,297
Gas supply	-	-	6,715	7,163
	25,297	25,297	901,820	887,218
	119,191	119,460	(296,556)	(379,508)

Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes. In this quarter there were no events that required the review of the calculations of recovery of the deferred tax asset.

According to the estimate of future taxable income, the realization of deferred taxes is shown below:

.			Parent Company			Consolidated
	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	Realizable	Realized	Realizable	Realizable	Realized	Realizable
.	Amount	Amount	Amount	Amount	Amount	Amount
2010	2,145	3,785	-	17,311	97,931	-
2011	-	-	25,863	-	-	121,094
2012	-	-	2,401	-	-	2,462
2013	-	-	3,627	-	-	3,688
2014	-	-	3,627	-	-	3,689
2015	-	-	3,630	-	-	268,367
2016 to 2018	-	-	2,308	-	-	(25,126)
2019 to 2021	-	-	506			(92,560)
after 2021	-	-	77,229	-	-	(578,170)
	2,145	3,785	119,191	17,311	97,931	(296,556)

22

10.3     Other recoverable taxes and other taxes due

.
	Parent Company		Consolidated
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Current assets
Recoverable ICMS (VAT) (10.3.1)	-	-	36,917	36,785
Recoverable PIS/Pasep and Cofins taxes	-	-	14,902	7,966
PIS/Pasep and Cofins to be offset against liabilities	-	-	(14,902)	(7,966)
Other recoverable taxes	-	-	529	751
	-	-	37,446	37,536
Noncurrent assets
ICMS (VAT) payable (10.3.1)	-	-	82,011	82,029
Recoverable income tax withheld on finance investments	-	-	3,282	2,833
	-	-	85,293	84,862
Current liabilities
ICMS (VAT) payable	-	-	176,203	173,989
PIS/Pasep and Cofins payable	-	21,016	50,986	75,511
PIS/Pasep and Cofins to be offset against assets	-	-	(14,902)	(7,966)
Tax Recovery Programs (10.3.2)	45,649	60,229	81,135	94,887
IRRF on JSCP	-	12,119	-	45,813
IRRF on JSCP to be offset against assets	-	(12,119)	-	(12,119)
Other taxes	879	883	8,183	8,756
	46,528	82,128	301,605	378,871
Noncurrent liabilities
ICMS (VAT) payable	-	-	505	623
Tax Recovery Programs (10.3.2)	21,157	20,076	24,114	31,629
	21,157	20,076	24,619	32,252

10.3.1  Recoverable ICMS (VAT)

The amounts recorded as recoverable ICMS (VAT) refer to credits from the acquisition of property, plant, and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

10.3.2  Tax recovery programs

.	Parent Company
	Debt amount	Benefits Law 11.941	Selic interest	Corrected debt value	Antecipation	Balance of corrected debt
Law 11,941/09
Cofins Rescission Claim	196,839	(60,174)	12,401	149,066	(82,260)	66,806
	196,839	(60,174)	12,401	149,066	(82,260)	66,806

.	Consolidated
	Value of debt	Benefits Law 11.941	Selic interest	Corrected debt value	Antecipation	Balance of corrected debt
Law 11.941/09
IRPJ	42,538	(8,762)	2,764	36,540	(19,926)	16,614
CSLL	5,925	(1,460)	342	4,807	(2,776)	2,031
Cofins	43,956	(9,853)	2,754	36,857	(20,591)	16,266
PIS/Pasep	9,543	(2,139)	598	8,002	(4,470)	3,532
Cofins Rescission Claim	196,839	(60,174)	12,401	149,066	(82,260)	66,806
	298,801	(82,388)	18,859	235,272	(130,023)	105,249

The effect on profit or loss for the quarter ended March 31, 2011, registered to financial expenses, was R$ 1,801 in the parent company and R$ 2,838 on consolidated (Note 30).

23

10.4     Installment Plan – Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, Copel was granted immunity from the levy of COFINS tax on power sales. Even though this ruling was final, the Federal Revenue Service (RFB) issued Copel two notices for failure to collect COFINS tax: on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. Copel has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

As this lawsuit was reclassified as probable loss, in November 2009 Copel chose to apply for the installment plan created under Law no. 11,941, dated May 27, 2009, to pay off the COFINS-related debt in connection with the two notices mentioned above. Since there has been a provision in connection with this lawsuit in the amount of R$ 184,037, and in light of the reduced penalties afforded under Law no. 11,941/09, the original amount of this debt became R$ 136,665, which, restated according to the SELIC interest rate as of March 31, 2011 (pursuant to article 3, paragraph 3, of that law), totals R$ 149,066.

The Company also included in this installment plan fiscal debts owed by Copel Distribuição in connection with income tax and social contribution in February 2004, and income tax in December 2007, March 2008, and April 2008, which amount to R$ 48,463. These taxes were paid through compensation statements, which have not been approved by RFB. Taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to Law no. 11,941/2009), the amount of this debt as of March 31, 2011 was R$ 41,437. Copel further included debts resulting from revised bases for calculation of PIS/PASEP and COFINS taxes for 2005 to 2008, in the amount of R$ 53,499, which, taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to article 3, paragraph 3, of Law no. 11,941/2009), amounted to R$ 44,859 as of March 31, 2011.

With the payment of installments and the accrual of SELIC interest as of March 31, 2011, pursuant to article 3, paragraph 3, of Law no. 11,941, the total outstanding debt is R$ 105,249.

As of the date of these statements, there has been no consolidation of installments by RFB.

Copel has rigorously fulfilled its obligations in connection with these installment plans.

10.5     Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company		Consolidated
	3.31.2011	3.31.2010	3.31.2011	3.31.2010
Income before IRPJ and CSLL	379,750	314,047	578,137	469,535
IRPJ and CSLL (34%)	(129,115)	(106,776)	(196,567)	(159,642)
Tax effects on:
Dividends	6	843	6	843
Equity in income	128,840	106,895	4,958	13,271
Non deductible expenses	-	-	(1,642)	(431)
Tax incentives	-	-	229	438
Others	-	6	(292)	(4,655)
Current IRPJ and CSLL	-	(997)	(274,966)	(149,422)
Deferred IRPJ and CSLL	(269)	1,965	81,658	(754)
Actual rate - %	0.1%	-0.3%	33.4%	32.0%

24

11               Prepaid Expenses

	Consolidated
	3.31.2011	12.31.2010
Current assets
Program of incentive to alternative energy sources - Proinfa	9,412	35
Insurance premiums	2,886	4,855
Other	91	75
	12,389	4,965

12               Judicial Deposits

		Parent Company		Consolidated
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Taxes claims	223,215	230,235	225,200	231,429
Labor claims	-	-	74,544	73,596

Civil
Suppliers	-	-	73,400	73,400
Civil	-	-	12,642	14,197
Easements	-	-	2,143	2,144
Customers	-	-	1,964	1,677
	-	-	90,149	91,418
.
Others	-	-	4,256	4,256
	223,215	230,235	394,149	400,699

13               Receivable from related parties

		Parent Company		Consolidated
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Associated companies
Dividends and/or interests on own capital
Dona Francisca Energética	72	955	72	955
Sanepar	-	-	4,896	4,896
.	72	955	4,968	5,851
Subsidiaries
Dividends and/or interest on own capital
Copel Geração e Transmissão	510,952	510,952	-	-
Copel Distribuição	355,968	355,968	-	-
Copel Telecomunicações	10,474	10,474	-	-
Compagas	4,910	4,910	-	-
Elejor	-	-	-	-
Centrais Eólicas do Paraná	2,188	1,920	-	-
Dominó Holdings	4,644	4,644	-	-
	889,136	888,868	-	-
Financing tranferred - STN
Copel Distribution (13.1)	56,037	56,675	-	-
	56,037	56,675	-	-
Loan contract
Copel Distribution (13.2)	730,764	715,539	-	-
Elejor (13.3)	303,803	295,788	-	-
	1,034,567	1,011,327	-	-
Other related parties
Paineira Participações e Empreendimentos	-	-	1,575	1,575
	-	-	1,575	1,575
	1,979,812	1,957,825	6,543	7,426
Current assets - Dividends receivable	889,208	889,823	4,968	5,851
Non current assets - Associated and subsidiary companies	1,090,604	1,068,002	1,575	1,575

25

13.1     Financing transferred – STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain registered in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 19.2).

13.2     Loan Contract - Copel Distribuição

On February 02, 2007, Aneel approved the loan contract agreed between the Company (lender) and Copel Distribution (borrower), for the amount of R$ 1,100,000. The loan is for a period of five years, bearing interest of 104% of the DI rate, and the funds were allocated to the concession investment program and payment of the debentures transferred to Copel Distribuição, which matured on March 01, 2007.

13.3     Loan Contract – Elejor

On April 07, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct Usinas Hidrelétricas do Complexo Energético Fundão - Santa Clara, with amortization in 120 monthly consecutive installments, plus pro rata temporis interest, equivalent to 3.198% per annum, and a spread based on the variation in the CDI, as from the date of each transfer. The grace period for the loan was extended to February 2016, in accordance with the Second Amendment to the Shareholders’ Agreement on April 18, 2005.

14               Investments

14.1     Main information about Copel’s investees

						Net	Part.
	Main			Shareholders'		income	Group
3.31.2011	activity	Assets (1)	Liabilities (1)	equity (1)	Revenues	(loss) (1)%
Cia. Saneamento do Paraná
- Sanepar	Basic sanitation	2,358,254	1,408,112	950,143	174,271	24,533	34.75
Sercomtel S.A. - Telecom.	Telecomunications	276,708	111,353	165,355	144,320	4,324	45.00
Foz do Chopim Energética S.A.	Energy	49,343	2,635	46,708	8,679	7,541	35.77
Dona Francisca Energ. Ltda.	Energy	293,844	68,244	225,600	15,251	7,875	23.03
Sercomtel Celular S.A.	Telecomunications	11,233	32,071	-	7,089	(1,344)	45.00
Dois Saltos Empreend. de
Ger. de Energy Ltda.	Energy	1,391	391	1,000	-	-	30.00
Copel Amec S/C Ltda.	Serv. and consulting	330	1	329	-	4	48.00
Carbocampel S.A.	Serv. and consulting	3,619	1,137	2,482	-	(12)	49.00
Escoelectric Ltda.	Serv. and consulting	2,594	6,166	(3,572)	-	(36)	40.00
.
(1) Balances adjusted to accounting practices

14.1.1  Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$ 24,316, which at March 31, 2011 reported a balance of R$ 4,458. Copel’s proportional investment (45%), in this balance corresponded to R$ 2,006 and is being amortized over 15 years, as from 1999, at the rate of R$ 61 per month, and the amount registered to profit/loss for the first quarter of 2011, was R$ 183 (R$ 183 as of March 31, 2010).

26

14.1.2  Sercomtel

The impairment testing of the Company’s assets, which was concluded in December 2009, adopted, when applicable, the same assumptions stated in the note on property, plant and equipment (Note 15.5) and identified, with a reasonable level of assurance, that the assets tied to the associated company Sercomtel S.A. Telecomunicações were stated above their recoverable values of R$ 35,927 and in Sercomtel Celular S.A. R$ 6,195. In 2010, the methodology was applied again, and the need to reverse the loss in Sercomtel S.A. Telecomunicações for the amount of R$ 23,390 was identified. There were no alterations during the quarter.

14.2     Main information about the controlled companies

Copel’s wholly owned subsidiaries are: Copel Geração e Transmissão S.A., Copel Distribuição S.A. and Copel Telecomunicações S.A.

The other companies controlled by Copel are: Companhia Paranaense de Gás - Compagas (51% Copel), Elejor - Centrais Elétricas do Rio Jordão S.A. (70% Copel), UEG Araucária Ltda. (20% Copel and 60% Copel Geração e Transmissão), Centrais Eólicas do Paraná Ltda. (30% Copel and 70% Copel Geração e Transmissão), Dominó Holdings S.A. (45% Copel), a joint venture with the other shareholders.

On December 28, 2006, UEG Araucária agreed the “Contract for Leases and Other Agreements” with Petróleo Brasileiro S.A. - Petrobras, a non controlling partner, for the leasing of plant, extended in various stages until 31.12.2011, with clauses that provide for the possibility of anticipated rescission by UEG Araucária, in the event it participates in energy auctions organized by Aneel. This contract provides for the use, by Petrobras, of the Plant Complex for generating energy at its own expense, with UEG Araucária entitled to the lease income consisting of fixed and variable installments defined in the contract.

14.3     Main information on the joint venture

14.3.1  Dominó Holdings S.A.

This is a closed corporate entity, in which Copel holds a 45% investment in the joint venture with other shareholders. Its corporate activities include investing in other companies. It currently holds 34.75% of the capital of Companhia de Saneamento do Paraná – Sanepar, a mixed economy entity, whose corporate activities include exploiting basic sanitation services, mainly the distribution of water, collection and treatment of sanitary sewage.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

27

Dominó Holdings S.A.	Balance as of 3.31.2011
	Adjusted balance(1)	Share (45%)
.
Assets	751,642	338,239
Current assets	13,300	5,985
Noncurrent assets	738,342	332,254
.
Liabilities	751,642	338,239
Current liabilities	10,334	4,651
Noncurrent liabilities	7	3
Shareholders' equity	741,301	333,585
.
Statement of income
Operational expenses	(697)	(313)
Financial income	72	32
Equity in income of subsidiaries	18,943	8,524
Provisions for IR and CSLL	-	-
Net income for the period	18,318	8,243
.
(1) Balances adjusted to accounting practices

14.4     Financial statements of subsidiaries and the joint venture

Presented below are the balance sheets and statements of income at March 31, 2011, reclassified for purposes of standardizing the plan of accounts and the effects from adopting the new accounting practices adopted in Brazil. In order to analyze the results by nature of expense, the operational costs and expenses have been aggregated for presentation purposes:

Assets	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
3.31.2011

Total Assets	8,591,614	7,023,591	305,605	260,272	796,385	652,167	10,696	338,239
Current Assets	1,707,709	2,063,621	45,362	61,343	34,508	142,311	9,460	5,985
Cash and cash equivalents	1,191,553	719,453	3,249	29,610	14,522	136,399	9,156	873
Bonds and securities	129,778	32,636	-	-	818	27	-	-
Restricted financial investments - Pledges and related deposits	2	201	-	253	-	-	-	-
Trade account receivable	238,672	970,130	24,992	26,652	18,212	-	131	-
Dividends receivable	5,105	-	-	-	-	-	-	4,896
CRC transferred to the State Government of Paraná	-	60,163	-	-	-	-	-	-
Accounts Receivable related to concession	60,292	-	-	-	-	-	-	-
Other receivables	50,330	131,955	1,757	700	728	3,201	-	-
Inventories	24,039	87,915	12,463	1,367	-	-	-	-
Income tax and social contribution	2,042	21,412	13	1,729	-	2,677	168	193
Other current taxes recoverable	4,705	29,430	2,740	564	-	7	-	-
Prepaid expenses	1,191	10,326	148	468	228	-	5	23
Noncurrent Assets	6,883,905	4,959,970	260,243	198,929	761,877	509,856	1,236	332,254
Long Term Assets	982,468	3,685,971	15,101	27,597	15,892	16,438	-	97
Financial investments	5,446	25,688	-	1,894	-	-	-	-
Trade account receivable	-	42,619	-	14,484	-	-	-	-
CRC transferred to the State Government of Paraná	-	1,299,584	-	-	-	-	-	-
Judicial deposits	18,408	151,131	667	223	159	249	-	97
Accounts Receivable related to concession	840,443	1,762,945	-	-	-	-	-	-
Advance to suppliers	-	-	-	9,997	-	-	-	-
Other receivables	1,878	3,262	-	164	-	-	-	-
Income tax and social contribution	-	-	-	-	-	12,907	-	-
Other current taxes recoverable	12,576	61,674	7,761	-	-	3,282	-	-
Deferred income tax and social contribution	103,717	339,068	6,673	835	10,483	-	-	-
Receivable from subsidiaries	-	-	-	-	5,250	-	-	-
Investments	390,019	4,232	-	-	-	-	-	332,157
Property, plant and equipment	5,473,952	-	231,703	-	524,696	493,306	1,236	-
Intangible assets	37,466	1,269,767	13,439	171,332	221,289	112	-	-

28

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
3.31.2011

TOTAL LIABILITIES	8,591,614	7,023,591	305,605	260,272	796,385	652,167	10,696	338,239
CURRENT LIABILITIES	921,060	1,543,441	37,573	47,938	53,208	5,004	7,337	4,651
Payroll, social charges and accruals	44,324	129,228	11,848	2,967	119	65	-	-
Suppliers	186,058	453,667	10,891	27,566	3,055	3,957	1	5
Income tax and social contribution	73,716	98,896	733	-	3,248	-	-	-
Other tax liabilities	11,543	236,192	2,465	2,754	1,238	928	43	2
Loans and financing	41,373	18,488	-	4,780	-	-	-	-
Dividends payable	510,952	355,968	10,474	9,628	-	-	7,293	4,644
Post employment benefits	6,238	16,075	1,026	-	-	-	-	-
Customer charges payable	4,911	52,262	-	-	-	-	-	-
Research and development and energy efficiency	13,036	133,466	-	-	3,171	45	-	-
Payable related to concession - use of public property	202	-	-	-	40,984	-	-	-
Other accounts payable	28,707	49,199	136	243	1,393	9	-	-
NON CURRENT LIABILITIES	1,760,535	2,001,412	16,432	8,437	631,856	3,558	-	3
Associated and subsidiary companies	-	730,764	-	-	303,803	-	-	-
Suppliers	150,851	-	-	-	-	-	-	-
Tax liabilities	-	2,957	-	-	-	505	-	-
Deferred income tax and social contribution	822,604	47,204	-	6,715	-	-	-	-
Loans and financing	414,893	531,062	-	-	-	-	-	-
Post employment benefits	107,205	269,332	16,197	1,165	-	-	-	-
Research and development and energy efficiency	28,337	75,724	-	-	-	-	-	-
Payable related to concession - use of public property	22,974	-	-	-	327,708	-	-	-
Other accounts payable	-	-	-	164	-	-	-	-
Provisions for legal claims	213,671	344,369	235	393	345	3,053	-	3
SHAREHOLDERS' EQUITY	5,910,019	3,478,738	251,600	203,897	111,321	643,605	3,359	333,585
Attributable to owners of the company
Capital	3,505,994	2,624,841	194,755	135,943	69,450	707,440	3,061	113,368
Capital reserve	-	-	-	-	73,954	-	-	-
Equity evaluation Adjustments	1,519,901	11,821	-	-	-	-	-	4,983
Legal reserve	182,162	108,500	3,521	14,636	-	-	-	15,703
Profit retention reserve Reserva de retenção de lucros	145,366	570,007	43,086	31,172	-	-	-	16,414
Unrealized revenue reserve	-	-	-	-	-	-	-	191,899
Additional dividends proposed	351,866	-	-	12,927	-	-	-	-
Accumulated profits (losses)	204,730	163,569	10,238	9,219	(32,083)	(63,835)	298	(8,782)

STATEMENT OF INCOME	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
3.31.2011

OPERATIONAL INCOME	508,208	1,263,303	37,919	62,866	46,768	7,432	177	-
Eletricity sales to final customers	25,592	546,919	-	-	-	-	-	-
Eletricity sales to distributors	367,776	13,717	-	-	46,768	-	177	-
Availability of grid system	77,099	603,142	-	-	-	-	-	-
Construction income	29,801	85,810	-	4,955	-	-	-	-
Telecommunications	-	-	37,919	-	-	-	-	-
Distribution of piped gas	-	-	-	56,954	-	-	-	-
Leasing and rents	310	13,788	-	-	-	8,191	-	-
Other operating income	7,630	(73)	-	957	-	(759)	-	-
OPERATING COSTS AND EXPENSES	(256,271)	(1,116,750)	(22,789)	(49,793)	(14,232)	(11,964)	(75)	(313)
Energy purchased for resale	(21,279)	(590,726)	-	-	-	-	-	-
Charges from use of grid system	(46,481)	(122,739)	-	-	(2,485)	(2,927)	-	-
Personnel and management	(44,043)	(124,794)	(10,739)	(3,365)	(474)	(200)	-	(2)
Private pension and healthcare plans	(7,858)	(21,739)	(1,480)	(242)	-	-	-	-
Materials	(2,806)	(17,270)	(362)	(346)	(45)	(24)	-	-
Raw material and supplies - energy porduction	(6,173)	-	-	-	-	(460)	-	-
Natural gas and supplies - gas operations	-	-	-	(34,499)	-	-	-	-
Third parties services	(17,756)	(68,276)	(3,784)	(2,534)	(2,103)	(942)	(15)	(121)
Depreciation and amortization	(64,375)	(46,377)	(5,697)	(3,125)	(6,763)	(7,238)	(52)	(182)
Provisions and reversals	19,202	(26,580)	715	(10)	-	-	-	-
Construction costs	(29,317)	(85,810)	-	(4,955)	-	-	-	-
Other operational costs and expenses	(35,385)	(12,439)	(1,442)	(717)	(2,362)	(173)	(8)	(8)
EQUITY IN INCOME OF SUBSIDIARIES	(166)	-	-	-	-	-	-	8,524
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	251,771	146,553	15,130	13,073	32,536	(4,532)	102	8,211
Financial income	26,927	103,508	347	1,019	(27,719)	3,908	237	32
OPERATIONAL PROFIT	278,698	250,061	15,477	14,092	4,817	(624)	339	8,243
Income tax and social contribution	(95,366)	(164,808)	(5,484)	(4,876)	(4,391)	-	(41)	-
Deferred income tax and social contribution	604	78,316	245	3	2,759	-	-	-
PROFIT (LOSS) FOR THE PERIOD	183,936	163,569	10,238	9,219	3,185	(624)	298	8,243

29

14.5     Consolidated income statement segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form. These statements represent the result of the activities of the first quarter of 2011, excluding revenue from the equity of subsidiaries.

STATEMENT OF INCOME	GET	DIS	TEL	COM	ELE	UEG	Outras	Holding	Eliminations	Consolidated
									and non controlling
3.31.2011									interests

OPERATIONAL INCOME	508,208	1,263,303	37,919	62,866	46,768	7,432	177	-	(100,443)	1,826,230
Eletricity sales to final customers	25,592	546,919	-	-	-	-	-	-	(1,336)	571,175
Eletricity sales to distributors	367,776	13,717	-	-	46,768	-	177	-	(67,184)	361,254
Availability of grid system	77,099	603,142	-	-	-	-	-	-	(20,448)	659,793
Construction income	29,801	85,810	-	4,955	-	-	-	-	-	120,566
Telecomunications	-	-	37,919	-	-	-	-	-	(9,680)	28,239
Distribution of piped gas	-	-	-	56,954	-	-	-	-	-	56,954
Lease and rents	310	13,788	-	-	-	8,191	-	-	(293)	21,996
Other operating revenue	7,630	(73)	-	957	-	(759)	-	-	(1,502)	6,253
OPERATING COSTS AND EXPENSES	(256,271)	(1,116,750)	(22,789)	(49,793)	(14,232)	(11,964)	(388)	(1,309)	100,443	(1,373,053)
Energy purchased for resale	(21,279)	(590,726)	-	-	-	-	-	-	67,184	(544,821)
Charges from use of grid system	(46,481)	(122,739)	-	-	(2,485)	(2,927)	-	-	20,448	(154,184)
Personnel and management	(44,043)	(124,794)	(10,739)	(3,365)	(474)	(200)	(2)	(1,652)	-	(185,269)
Private pension and health plans	(7,858)	(21,739)	(1,480)	(242)	-	-	-	(133)	-	(31,452)
Materials	(2,806)	(17,270)	(362)	(346)	(45)	(24)	-	(11)	-	(20,864)
Raw material and supplies - energy production	(6,173)	-	-	-	-	(460)	-	-	-	(6,633)
Natural gas and supplies - gas operations	-	-	-	(34,499)	-	-	-	-	-	(34,499)
Third parties services	(17,756)	(68,276)	(3,784)	(2,534)	(2,103)	(942)	(136)	(823)	12,518	(83,836)
Depreciation and amortization	(64,375)	(46,377)	(5,697)	(3,125)	(6,763)	(7,238)	(234)	(189)	-	(133,998)
Provisions and reversals	19,202	(26,580)	715	(10)	-	-	-	8,907	-	2,234
Construction cost	(29,317)	(85,810)	-	(4,955)	-	-	-	-	-	(120,082)
Compensation for use of water resources	(34,317)	-	-	-	(2,053)	-	-	-	-	(36,370)
Other costs and operational expenses	(1,068)	(12,439)	(1,442)	(717)	(309)	(173)	(16)	(7,408)	293	(23,279)
EQUITY IN INCOME OF SUBSIDIARIES	-	-	-	-	-	-	8,524	6,076	-	14,600
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	251,937	146,553	15,130	13,073	32,536	(4,532)	8,313	4,767	-	467,777
Financial income	26,927	103,508	347	1,019	(27,719)	3,908	269	2,101	-	110,360
OPERATIONAL PROFIT	278,864	250,061	15,477	14,092	4,817	(624)	8,582	6,868	-	578,137
Income tax and social contribution	(95,366)	(164,808)	(5,484)	(4,876)	(4,391)	-	(41)	-	-	(274,966)
Deferred income tax and social income	604	78,316	245	3	2,759	-	-	(269)	-	81,658
PROFIT (LOSS) FOR THE PERIOD	184,102	163,569	10,238	9,219	3,185	(624)	8,541	6,599	-	384,829

30

14.6     Changes in investments

Parent Company			Equity	Investment	Amortization	Proposed
	Balance as of	Shareholders'	evaluation	and	of concession	dividends	Balance as of
	12.31.2010	Equity	adjustments	Afac (1)	rights	and JCP	3.31.2011
Associated companies
Sercomtel Telecom. - NE nº 14.1.2	72,464	1,946	-	-	-	-	74,410
Dona Francisca Energética	50,161	1,813	-	-	-	(17)	51,957
Foz do Chopim Energética	17,086	2,697	-	-	-	(3,076)	16,707
Carbocampel	1,224	(6)	-	-	-	-	1,218
Carbocampel - Afac	-	-		110	-	-	110
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	156	2	-	-	-	-	158
Escoelectric	(507)	(378)	-	-	-	-	(885)
Escoelectric - Afac	544	-	-	-	-	-	544
	141,428	6,074	-	110	-	(3,093)	144,519
Investees
Copel Geração e Transmissão	5,726,083	183,936	-	-	-	-	5,910,019
Copel Distribuição	3,316,811	163,569	(1,642)	-	-	-	3,478,738
Copel Telecomunicações	241,362	10,238	-	-	-	-	251,600
UEG Araucária	128,846	(124)	-	-	-	-	128,722
Compagas	99,286	4,702	-	-	-	-	103,988
Elejor	115,795	2,230	-	(21,056)	(188)	-	96,781
Centrais Eólicas do Paraná	1,185	90	-	-	-	(270)	1,005
	9,629,368	364,641	(1,642)	(21,056)	(188)	(270)	9,970,853
Joint ventures
Dominó Holdings	325,342	8,243	-	-	-	-	333,585
	325,342	8,243	-	-	-	-	333,585
Other investments
Finam (2)	2,456	-	-	-	-	-	2,456
Finor (3)	769	-	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	-	7,903
Other investments	1,344	-	-	-	-	-	1,344
	12,472	-	-	-	-	-	12,472
	10,108,610	378,958	(1,642)	(20,946)	(188)	(3,363)	10,461,429
(1) Afac - Advance for future capital increase
(2) Amazon investment fund - Finam
(3) Northeast investment fund - Finor

Parent Company			Investment	Amortization	Proposed
	Balance as of	Shareholders'	and	of concession	dividens		Balance as of
	12.31.2009	equity	Afac	rights	and JCP	Right off	3.31.2010
Associated companies
Sercomtel - Telecomunicações	39,863	2,212	-	-	-	-	42,075
Dona Francisca	19,616	28,641	-	-	(2,316)	-	45,941
Foz do Chopim	16,616	2,467	-	-	(2,790)	-	16,293
Carbocampel	1,117	(7)	-	-	-	-	1,110
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	154	2	-	-	-	-	156
Escoelectric	(1,704)	-	-	-	-	-	(1,704)
Escoelectric - Afac	1,025	-	28	-	-	-	1,053
	76,987	33,315	28	-	(5,106)	-	105,224
Investees
Copel Geração e Transmissão	5,783,192	145,356	-	-	-	-	5,928,548
Copel Distribuição	3,051,476	117,725	-	-	-	-	3,169,201
Copel Telecomunicações	221,722	5,700	-	-	-	-	227,422
UEG Araucária	130,253	(1,846)	-	-	-	-	128,407
Compagas	95,211	4,637	-	-	(443)	-	99,405
Elejor	35,277	4,050	126,000	(189)	-	-	165,138
Centrais Eólicas do Paraná	1,153	66	-	-	(235)	-	984
	9,318,284	275,688	126,000	(189)	(678)	-	9,719,105
Joint ventures
Dominó Holdings	309,756	7,875	-	-	-	-	317,631
	309,756	7,875	-	-	-	-	317,631
Other investments
FINAM	2,456	-	-	-	-	-	2,456
FINOR	858	-	-	-	-	-	858
Investco S.A.	7,903	-	-	-	-	-	7,903
Other investments	2,412	-	-	-	-	(6)	2,406
	13,629	-	-	-	-	(6)	13,623
	9,718,656	316,878	126,028	(189)	(5,784)	(6)	10,155,583

Consolidated			Investment	Amortization	Proposed
	Balance as of	Shareholders'	and	of concession	dividends		Balance as of
	12.31.2010	equity	Afac	rights	and JCP	Others	3.31.2011
Associated companies
Sanepar	323,814	8,526	-	-	(183)	-	332,157
Sercomtel - Telecomunicações	72,464	1,946	-	-	-	-	74,410
Dona Francisca	50,161	1,813	-	(17)	-	-	51,957
Foz do Chopim	17,086	2,697	-	(3,076)	-	-	16,707
Carbocampel	1,224	(6)	-	-	-	-	1,218
Carbocampel - Afac	-	-	110	-	-	-	110
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	156	2	-	-	-	-	158
Escoelectric	(507)	(378)	-	-	-	-	(885)
Escoelectric - Afac	544	-	-	-	-	-	544
	465,242	14,600	110	(3,093)	(183)	-	476,676
Other investments
Finam	2,456	-	-	-	-	-	2,456
Finor	769	-	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	-	7,903
Assets allocated for future use	4,538	-	-	-	-	-	4,538
Other investments	2,542	-	-	-	-	1	2,543
	18,208	-	-	-	-	1	18,209
	483,450	14,600	110	(3,093)	(183)	1	494,885

31

Consolidated			Investment	Proposed	Amortization
	Balance as of	Shareholders'	and	dividends	of concession		Balance as of
	12.31.2009	equity	Afac	and JCP	rights	Others	3.31.2010
Investees
Sanepar	308,243	8,199	-	-	(183)	-	316,259
Dona Francisca	19,616	28,641	-	(2,316)	-	-	45,941
Sercomtel - Telecomunicações	39,863	2,212	-	-	-	-	42,075
Foz do Chopim	16,616	2,467	-	(2,790)	-	-	16,293
Carbocampel	1,117	(7)	-	-	-	-	1,110
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	154	2	-	-	-	-	156
Escoelectric	(1,704)	-	-	-	-	-	(1,704)
Escoelectric - Afac	1,025	-	28	-	-	-	1,053
	385,230	41,514	28	(5,106)	(183)	-	421,483
Other investments
FINAM	2,456	-	-	-	-	-	2,456
FINOR	858	-	-	-	-	-	858
Investco S.A.	7,903	-	-	-	-	-	7,903
Assets allocated for future use	5,596	-	-	-	-	(15)	5,581
Other investments	3,610	-	2	-	-	(6)	3,606
	20,423	-	2	-	-	(21)	20,404
	405,653	41,514	30	(5,106)	(183)	(21)	441,887

32

15               Property, Plant and Equipment

15.1     Asset in service by account nature

Consolidated		Accumulated	Fixed assets
	Cost	depreciation	in use, net
			3.31.2011
Machinery and equipment	4,388,345	(2,138,613)	2,249,732
Reservoirs, dams and acqueducts	7,122,298	(4,097,634)	3,024,664
Buildings	1,382,768	(913,590)	469,178
Land	182,322	-	182,322
Vehicules	31,910	(26,348)	5,562
Furniture and implements	11,163	(8,164)	2,999
	13,118,806	(7,184,349)	5,934,457

Consolidated		Accumulated	Fixed assets
	Cost	depreciation	in use, net
			12.31.2010
Machinery and equipment	4,388,067	(2,103,285)	2,284,782
Reservoirs, dams and acqueducts	7,122,207	(4,059,368)	3,062,839
Buildings	1,381,957	(905,487)	476,470
Land	182,322	-	182,322
Vehicules	32,043	(25,951)	6,092
Furniture and implements	11,097	(8,367)	2,730
	13,117,693	(7,102,458)	6,015,235

15.2     Fixed Asset by company

Consolidated		Accumulated	Net fixed
	Cost	depreciation	assets
			3.31.2011
In service
Copel Geração e Transmissão	11,453,741	(6,656,780)	4,796,961
Copel Telecomunicações	406,866	(261,558)	145,308
Elejor	606,906	(92,153)	514,753
UEG Araucária	647,164	(170,965)	476,199
Centrais Eólicas do Paraná	4,129	(2,893)	1,236
	13,118,806	(7,184,349)	5,934,457
In progress
Copel Geração e Transmissão	676,991	-	676,991
Copel Telecomunicações	86,395	-	86,395
Elejor	9,943	-	9,943
UEG Araucária	17,107	-	17,107
	790,436	-	790,436
	13,909,242	(7,184,349)	6,724,893

Consolidated		Accumulated	Net fixed
	Cost	depreciation	assets
			12.31.2010
In service
Copel Geração e Transmissão	11,452,043	(6,592,462)	4,859,581
Copel Telecomunicações	407,446	(256,316)	151,130
Elejor	606,907	(87,101)	519,806
UEG Araucária	647,168	(163,738)	483,430
Centrais Eólicas do Paraná	4,129	(2,841)	1,288
Dominó Holdings	-	-	-
	13,117,693	(7,102,458)	6,015,235
In progress
Copel Geração e Transmissão	567,606	-	567,606
Copel Telecomunicações	71,161	-	71,161
Elejor	9,943	-	9,943
	648,710	-	648,710
	13,766,403	(7,102,458)	6,663,945

33

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities mostly used in the generation of energy are related to these services and cannot be retired, sold, or motgaged without the prior written approved of the ANEEL. ANEEL Resolution no. 20/1999 establishes the procedures for assets to be retired or sold and determines that the proceeds from the sales of assets which are no longer useful to the concessions should be deposited in a restricted bank account to be invested in the concession. For the concession contracts of  the Use of Public Property – UBP, the restrictions on the use of the infrastructure are established in article 19, of ANEEL Decree number 2003/96.

15.3     Changes in property, plant and equipment

	Fixed asset
Balances	in service	in progress	Consolidated
As of December 31, 2010	6,015,235	648,710	6,663,945
Investment program	-	143,722	143,722
Fixed assets for projects	1,993	(1,993)	-
Depreciation quotas to profit and loss	(82,347)	-	(82,347)
Depreciation quotas - Pasep/Cofins credits	(39)	-	(39)
Write off	(385)	(3)	(388)
As of March 31, 2011	5,934,457	790,436	6,724,893

	Fixed asset
Balances	in service	in progress	Consolidated
As of December 31, 2009	6,284,238	375,410	6,659,648
Investment program	-	50,987	50,987
Fixed assets for projects	33,663	(33,663)	-
Depreciation quotas to profit and loss	(87,973)	-	(87,973)
Depreciation quotas - Pasep/Cofins credits	-	-	-
Write off	(1,264)	-	(1,264)
As of March 31, 2010	6,228,664	392,734	6,621,398

34

15.4     Depreciation rates

.
		Depreciation rates (%)
	3.31.2011	12.31.2010
Generation
General equipment	9.73	9.73
Generators	3.09	3.09
Reservoirs, dams and headrace channel	2.00	2.00
Hidraulic turbines	2.47	2.47
Gas and steam turbines	5.00	5.00
Water cooling and treatment facilities	5.00	5.00
Gas conditioning equipament	5.00	5.00
Central administration
Buildings	4.00	4.00
Office machinery and equipment	10.00	10.00
Furniture and implements	10.00	10.00
Vehicles	20.00	20.00
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

When applicable, the Company uses the depreciation rates defined by the regulatory in light of the right to reimbursement at the end of the concession contract.

The average rate for machinery and equipment is 2.85%.

15.5     Impairment of assets

The Company’s practice is to evaluate and periodically monitor the impairment of its assets. Accordingly, and considering the ruling in Technical Pronouncement CPC 01/IAS 36 – Impairment of Assets, if there is clear evidence that the Company has assets that are registered for amounts that are not recoverable, or whenever events or changes in circumstances indicate that the book value may unrecoverable in the future, the Company must immediately account for such discrepancies by means of a provision for losses.

The time horizon for the analysis takes into consideration the maturity date of each concession.

The assumptions that sustain the conclusions of the impairment tests are presented in note 17.6 of the Annual financial statements at December 31, 2010. During the quarter, there were no events that required new tests to be performed.

35

15.6     Consórcio Energético Cruzeiro do Sul - UHE Mauá

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by Copel Geração e Transmissão (51%) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to build and run the Mauá Hydroelectric Power Plant, which will have installed potential of 361 MW, and is valid for 35 years, as from July 3, 2007, the date of signing the contract.

The facility’s total power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index, this tariff was R$ 134.09, at December 31, 2010. The company sold 192 average MW, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The enterprise will become operational at the end of 2011.

The costs incurred in this enterprise have been registered to fixed assets, in the proportion to the quota-part in the consortium. At March 31, 2011, the balance for fixed assets in progress for Copel Geração e Transmissão that refer to the enterprise amounted to R$ 524,723.

Total commitments assumed with suppliers of equipment and services that refer to UHE Mauá amounted to R$ 120,913 at March 31, 2011 (R$ 162,035 as of December 31, 2010).

Further information with respect to the consortium are presented in note 17.7 of the Annual Financial Statements at December 31 , 2010.

15.7     Colíder Hydroelectric Power Plant

On August 26, 2010, through the new energy Auction number 003/10 by ANEEL, Copel Geração e Transmissão won the concession to exploit the Colíder hydroelectric plant, which will have installed potential of 300 MW, and the contract will be valid for a period of 35 years, as from January 17, 2011, the date of signing Concession Contract number 001/11–MME–UHE Colíder.

The total forecast investment for the project is approximately R$ 1,570,400, with this value at the base date July 2010.

The energy from the Colider Hydro electric plant was sold in the 10th Auction for New Energy (A-5) on July 30, 2010 at the final tariff of R$ 103.40/MWh, for the base date July 1, 2010. After correction using the variation in the IPCA, this tariff was equivalent to R$ 106,23, at December 31 , 2010. A total of 125 MW average, was negotiated, to be supplied as from January 2015 for 30 years. The physical guarantee for the enterprise, established in the concession contract, is 179.6 MW average, after the complete motorization. The energy not negotiated in this auction will be sold on the market in the short term.

The total commitments assumed with suppliers of equipment and services for the UHE Colíder amounted to R$ 1,285,284 at March 31, 2011.

Further information with respect to the consortium are presented in note 17.8 of the Annual Financial Statements at December 31 , 2010.

36

15.8     Cavernoso II Small Hydropower Plant (SHP)

On August 26, 2010 at ANEEL Auction, number 07/10 ANEEL, Copel Geração e Transmissão S.A. sold the energy from River Cavernoso II SHP, an enterprise with 19 MW of installed capacity, located on the Cavernoso River, in the cities of Virmond and Candói, in the State of Paraná. As a result of this sale, it received authorization to build and exploit the enterprise, for a period of 35 years, as from 28.02.2011, the date of publication of ordance no. 133 issued on February 25, 2011 by the Ministry of Mines and Energy.

The enterprise is part of the Growth Accelerated Program - PAC, from the Federal Government, and will consist of a power house with installed potential of 19 MW, sufficient to attend approximately 50 thousand inhabitants.

The total forecast investment for the project is approximately R$ 120,000, with this value at the base date August 2010.

The energy from Cavernoso II SHP was sold at the final tariff of R$ 146.99/MWh, for the base date August 1, 2010. After correction using the variation of the IPCA, this tariff was equivalent to R$ 151,11, at December 31, 2010. A total of 7.73 MW average, was negotiated, to be supplied as from November 2013 for 30 years. The physical guarantee for the enterprise, established in the Ordinance 133 was published by the Ministry of Mines and Energy dated February 25, 2011 10.56 MW average. The energy not negotiated in Aneel auction 07/10 of August 26, 2010, will be sold on the market in the short term.

The total commitments assumed with suppliers of equipment and services for the PCH Cavernoso amounted to R$ 94,365 at March 31, 2011.

16               Intangible Assets

	Right to use	Concession	Concession		Accumulated
	software	rights	contracts		amortization	Other	Consolidated
							3.31.2011
In service
Assets with finite useful life
Copel Geração e Transmissão	2,338			(2,032)	(1)	43	349
Copel Distribuição (16.1)	-	-	3,695,240	(2,729,421)	(2)	-	965,819
Copel Telecomunicações	4,067	-	-	(3,686)	(1)	-	381
Compagas (16.2)	3,936	-	196,426	(67,324)	(2)	-	133,038
Elejor (16.3)	-	-	263,920	(45,523)	(2)	102	218,499
UEG Araucária	191	-	-	(79)	(1)	-	112
Direito de concessão - Elejor (16.3)	-	22,626	-	(3,771)	(2)	-	18,855
	10,532	22,626	4,155,586	(2,851,836)		145	1,337,053
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	10,532	22,626	4,155,586	(2,851,836)		183	1,337,091
In progress
Copel Geração e Transm. (16.4)	12,259	-	23,175	-		1,665	37,099
Copel Distribuição (16.1)	-	-	596,729	-		-	596,729
Copel Telecomunicações	13,055	-	-	-		3	13,058
Compagas	-	-	38,274	-		-	38,274
Elejor	-	-	-	-		2,790	2,790
	25,314	-	658,178	-		4,458	687,950
Special Liabilities
Copel Distribuição (16.5)	-	-	(418,534)	125,753		-	(292,781)
	-	-	(418,534)	125,753		-	(292,781)
							1,732,260
(1) Anual amortization rate: 20%
(2) Amortization over the concession period

37

	Right to use	Concession	Concession		Accumulated
	software	rights	contracts		amortization	Others	Consolidated
							12.31.2010
In service
Assets with finite useful life
Copel Geração e Transmissão	2,287	-	-	(1,984)	(1)	43	346
Copel Distribuição (16.1)	-	-	3,675,078	(2,675,783)	(2)	-	999,295
Copel Telecomunicações	4,067	-	-	(3,659)	(1)	-	408
Compagas (16.2)	3,473	-	195,767	(64,199)	(2)	-	135,041
Elejor (16.3)	-	-	263,920	(43,812)	(2)	102	220,210
UEG Araucária	190	-	-	(72)	(1)	-	118
Concession right - Elejor (16.3)	-	22,626	-	(3,583)	(2)	-	19,043
	10,017	22,626	4,134,765	(2,793,092)		145	1,374,461
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	10,017	22,626	4,134,765	(2,793,092)		183	1,374,499
In progress
Copel Geração e Transm. (16.4)	11,591	-	22,249	-		1,222	35,062
Copel Distribuição (16.1)	-	-	583,261	-		-	583,261
Copel Telecomunicações	12,476	-	-	-		3	12,479
Compagas	-	-	34,440	-		-	34,440
Elejor	-	-	-	-		2,790	2,790
	24,067	-	639,950	-		4,015	668,032
Special liabilities
Copel Distribuição (16.5)	-	-	(406,333)	112,756		-	(293,577)
	-	-	(406,333)	112,756		-	(293,577)
							1,748,954
(1) Anual amortization rate: 20%
(2) Amortization over the concession period

Changes in intangible assets

				Concession contract		Others	Concession/
				special liabilities			authorization
Balances	in service	in progress	in service	in progress	in service	in progress	(goodwill)	Conoslidated
As of December 31, 2010	1,353,133	639,950	(229,031)	(64,546)	2,323	28,082	19,043	1,748,954
Investment program	-	140,337	-	-	-	2,205	-	142,542
Customers' financial participation	-	-	-	(18,144)	-	-	-	(18,144)
Aneel concession - use of public assets	-	2,659	-	-	-	-	-	2,659
Present value adjustments - Aneel concession	-	(1,732)	-	-	-	-	-	(1,732)
Capitalizations - indemnifiable assets	-	(93,341)	-	5,943	-	-	-	(87,398)
Capitalizations - intangible assets in service	29,695	(29,695)	(21,014)	21,014	515	(515)	-	-
Amortization quotas - concession and authorization	(63,395)	-	12,264	-	(149)	-	(188)	(51,468)
Amortization of quotas - Pasep/Cofins credits	(3,506)	-	733	-	-	-	-	(2,773)
Write offs	(364)	-	-	-	(16)	-	-	(380)
As of March 31, 2011	1,315,563	658,178	(237,048)	(55,733)	2,673	29,772	18,855	1,732,260

				Concession Contract		Other	Concession/
				special liabilities			authorization
Balances	in service	in progress	in service	in progress	in service	in progress	(goodwill)	Consolidated
As of December 31, 2009	1,452,475	628,304	(254,612)	(68,194)	2,470	1,055	66,715	1,828,213
Investment program	-	171,827	-	-	-	11,509	-	183,336
Customers financial participation	-		-	(16,807)	-	-	-	(16,807)
Aneel concession- use of public assets	-	594	-	-	-	-	-	594
Present value adjustments - Aneel concession	-		-	-	-	-	-	-
Capitalizations - indemnifiable assets	-	(120,384)	-	11,128	-	-	-	(109,256)
Capitalizations - intangible assets in service	42,833	(42,833)	(4,045)	4,045	301	(301)	-	-
Amortization of quotas - concession and authorization	(62,356)	-	11,747	-	(218)	-	(775)	(51,602)
Amortization of quotas - Pasep/Cofins credits	(2,854)	-	(61)	-	-	-	-	(2,915)
Write offs	(6,526)	-	-	-	(129)	-	-	(6,655)
Tranf. between intangible assets and assets allocated for future use	-	15	-	-	-	-	-	15
Monetary variations	-	(229)	-	-	-	-	-	(229)
As of March 31, 2010	1,423,572	637,294	(246,971)	(69,828)	2,424	12,263	65,940	1,824,694

16.1     Concession - Copel Distribuição

The intangible asset for the concession represents the right to exploit the construction services and the supply of energy services and will be recovered through consumption and consequent billing to customers.

ANEEL establishes the estimated useful economic life of each asset of the distribution infrastructure, for purposes of determining the tariff, and to calculate the indemnity value of the assets that are returned when the concession period expires. This estimate is reasonable and adequate for accounting and regulatory effects and represents the best estimates of the economic useful lives of the assets accepted by the market for this industry.

38

Amortization of intangible assets reflects the standard expectation for the future economic benefits of the asset to be consumed by Copel Distribuição, with expected average amortization of 15% per annum, limited to the concession period.

The residual value of each asset that exceeds the maturity period of the concession is allocated as accounts receivable related to the concession (Note 7).

16.2     Concession Contract – Compagas

Intangible assets for the construction of the infrastructure and acquisition of the assets necessary to provide the gas distribution services and the right to charge users for the supply of gas. The construction of the infrastructure and acquisition of the assets are considered as services rendered from the Conceding Power.

The amortization period for the intangible asset reflects the standard expectation for the future economic benefits of the asset to be consumed by Compagas.

Once the concession has expired, the assets tied to rendering the gas distribution services are reverted to the Conceding Power and Compagas will receive indemnity for the investments made based on the amortized reposition value, determined by an independent company, determined based on the amounts to be calculated at the time.

At March 31, 2011, based on the clauses in the concession contract that refer to the reversal of non depreciated assets, the Company does not have any accounts receivable related to the possible reversal of assets at the end of the concession period.

16.3     Concession Contract – Elejor

Concession Contract

Intangible assets that refers to the right to use of public property – UBP, under an onerous concession. These intangible assets is being amortized over the period of the concession contract and the liability is being amortized through payment (Note 24 – Contracts payable related to the concession - use of public asset).

Concession Rights

The acquisition of the shares held by Triunfo Participações S.A., in December 18, 2003, resulted in total concession intangible asset of R$ 22,626, which corresponded to a balance of R$ 18,555 as of March 31, 2011. The straight line method amortization of concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of March 31, 2011 was R$ 189 (R$ 189 as of March 31, 2010).

16.4     Copel Geração e Transmissão

Intangible asset that refers to the right to use of public property – UBP, in the form of an onerous concession. These intangible asset is being amortized over the period of the concession contract and the liability is being amortized through payment (Note 24 – Contracts payable related to the concession - use of public asset).

At March 31, 2011 the Group had R$ 11,151 (R$ 10,926 as of December 31, 2010) registered for the Concession Contract - UHE – Mauá, and R$ 11,823 (R$ 11,323 as of December 31, 2010) registered for the Concession Contract - UHE - Colíder.

39

16.5     Special liabilities

The special liabilities represent resources from the financial participation by customers, budget donations from the Government, federal, state and municipal funds and special credits assigned to investments used in the enterprises tied to the concession.

The scheduled date for settlement of these liabilities was the date for the end of the concession. As a result of Aneel Normative Resolution number 234, dated October 31, 2006, altered by ANEEL Regulatory Resolution number 338 of November 5, 2008, which establishes the general concepts, the methodologies applicable and the initial procedures for realizing the second cycle for the periodic review of tariffs for the concessionaries of electrical energy distribution services, the nature of these obligations was altered. Both the balance and the new additions are now amortized in the accounting records as from 01.07.2008, in accordance with ANEEL Ruling 3.073/06 and Official Circular letter number 1.314/07. Amortization is calculated using the same average rate for the corresponding assets.

16.6     Recoverable value of intangible asset (finite useful life)

At the end of 2010, the Company evaluated the recoverable value of its intangible assets based on the present value of estimated future cash flows, as reported in Note18.7 of the Annual Financial Statements at December 31, 2010.

During the  quarter there were no events that required a new evaluation of the recoverable values of the intangible assets.

17               Payroll, social charges and labor accruals

.
	Consolidated
	3.31.2011	12.31.2010
Social security liabilities
Taxes and social contribution	20,804	29,987
Social security charges on paid vacation and 13th salary	20,213	18,866
	41,017	48,853
Labor Liabilities
Payroll, net	325	242
Vacation and 13th salary	64,588	60,022
Profit sharing	66,151	66,151
Profit sharing for the year	16,306	-
Voluntary redundancy	315	314
Assignements to third parties	37	2
	147,722	126,731
	188,739	175,584

40

18               Suppliers

.
	Consolidated
	3.31.2011	12.31.2010

Charges for use of grid system	70,731	67,771

Energy supplies	283,027	286,941

Materials
Petróleo Brasileiro S.A. - Petrobras - gas purchased by Compagas	27,296	25,720
Petróleo Brasileiro S.A. - Petrobras - renegotiation (18.1)	49,588	48,312
Petróleo Brasileiro S.A. - Petrobras - renegotiation - NC (18.1)	136,367	144,936
Other suppliers	211,082	183,824
	424,333	402,792
	778,091	757,504
Current	641,724	612,568
Noncurrent - NC	136,367	144,936

18.1     Petróleo Brasileiro S.A. - Petrobras – Renegotiation

On March 6, 2006, Copel signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermoelectric Power Plant. This agreement comprised the signing of an Out-of-Court Agreement, under which Copel Geração Company, with Copel as joint debtor, acknowledged a R$ 150,000 debt to Petrobras, as the assignee of Compagas’ credits to Copel Geração, which shall be paid in 60 monthly installments adjusted by the Selic rate, starting in January 2010.

On May 30, 2006, Copel Generation signed a Statement for the Ratification of mutual settlement with Compagas under which both parties fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and the acknowledgement of debt signed by them and by Petrobras, with the participation of Copel. The acknowledgement of debt by Copel Generation remains.

18.2     Main power purchase agreements

The table features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and restated annually according to the IPCA inflation index.

41

.	Supply	Energy purchased	Auction	Average purchase
	period	(anual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1º Auction - Product 2005	2005 to 2012	946.00	07.12.2004	57.51
1º Auction - Product 2006	2006 to 2013	456.34	07.12.2004	67.33
1º Auction - Product 2007	2007 to 2014	10.74	07.12.2004	75.46
2º Auction - Product 2008	2008 to 2015	69.37	02.04.2005	83.13
4º Auction - Product 2009	2009 to 2016	43.47	11.10.2005	94.91
5º Auction - Product 2007	2007 to 2014	160.09	14.12.2006	104.74
10º Auction Adjust. P-04M	March to June 2011	7.69	17.02.2011	101.80
10º Auction Adjust. P-10M	March to December 2011	20.12	17.02.2011	115.04
		1,713.82
Auction of power from new facilities
1º Auction - Product 2008 Hydro	2008 to 2037	3.61	16.12.2005	106.95
1º Auction - Product 2008 Therm	2008 to 2022	25.93	16.12.2005	132.26
1º Auction - Product 2009 Hydro	2009 to 2038	3.26	16.12.2005	114.28
1º Auction - Product 2009 Therm	2009 to 2023	41.59	16.12.2005	129.26
1º Auction - Product 2010 Hydro	2010 to 2039	66.31	16.12.2005	114.57
1º Auction - Product 2010 Therm	2010 to 2024	64.30	16.12.2005	121.81
3º Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3º Auction - Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4º Auction - Product 2010 Therm	2010 to 2024	18.32	26.07.2007	134.64
5º Auction - Product 2012 Hydro	2012 to 2041	52.50	16.10.2007	129.14
5º Auction - Product 2012 Therm	2012 to 2026	117.27	16.10.2007	128.37
6º Auction - Product 2011 Therm	2011 to 2025	51.07	17.09.2008	128.42
7º Auction - Product 2013 Hydro	2013 to 2042	12.24	30.09.2008	98.98
7º Auction - Product 2013 Therm	2013 to 2027	303.99	30.09.2008	145.23
Santo Antonio	2012 to 2041	106.00	10.12.2007	78.87
Jirau	2013 to 2042	141.51	19.05.2008	71.37
		1,119.78

19               Loans and Financing

Consolidated				Current		Non current
				liabilities		liabilities
			3.31.2011	12.31.2010	3.31.2011	12.31.2010
	Principal	Charges	Total
Foreign currency
IDB (19.1)	-	-	-	9,233	-	-
STN (19.2)	4,624	1,173	5,797	5,278	50,240	51,397
Eletrobrás	5	-	5	5	15	15
	4,629	1,173	5,802	14,516	50,255	51,412
Local currency
Banco do Brasil (19.3)	191	3,641	3,832	12,779	700,365	691,007
Eletrobrás (19.4)	44,812	9	44,821	44,643	247,440	257,673
BNDES - Compagas (19.5)	4,780	-	4,780	6,330	-	43
Finep (19.6)	1,952	15	1,967	1,967	5,367	5,855
BNDES (19.7)	1,432	2,065	3,497	1,389	136,064	137,496
Banco do Brasil
Repasse BNDES (19.8)	1,432	2,148	3,580	1,471	136,064	137,496
	54,599	7,878	62,477	68,579	1,225,300	1,229,570
	59,228	9,051	68,279	83,095	1,275,555	1,280,982

Parent Company				Current		Non current
				liabilities		liabilities
			3.31.2011	12.31.2010	3.31.2011	12.31.2010
	Principal	Charges	Total
Foreign currency
STN (19.2)	4,624	1,173	5,797	5,278	50,240	51,397
	.
Local currency
Banco do Brasil (19.3)	-	3,638	3,638	12,582	329,600	329,600
	4,624	4,811	9,435	17,860	379,840	380,997

42

Breakdown of loans and financing by currency and index:

.
Currency (equivalent in R$) / Index
	3.31.2011%		12.31.2010%
Foreign currency
US dollar	56,057	4.17	56,695	4.16
Yen	-	-	-	-
IDB currency basket	-	-	9,233	0.68
	56,057	4.17	65,928	4.83
Local currency
TJLP	290,936	21.65	285,709	20.94
IGP-M	585	0.04	616	0.05
UFIR	122,534	9.12	125,363	9.19
FINEL	169,727	12.63	176,954	12.97
UMBND	416	0.03	6,373	0.47
CDI	703,579	52.36	703,134	51.54
	1,287,777	95.83	1,298,149	95.16
	1,343,834	100.00	1,364,077	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

.
Currency/Index	.	Variation (%)
	3.31.2011	12.31.2010
U.S. dollar	(2.25)	(4.31)
IDB currency basket	0.00	3.86
TJLP	6.00	6.00
IGP-M	2.43	11.32
FINEL	0.48	2.18
UMBND	0.00	(3.76)
CDI	9.59	24.44

Maturity of noncurrent installments:

	Foreign	Local
	currency	currency		Consolidated
			3.31.2011	12.31.2010
2012	3,408	48,123	51,531	67,701
2013	2,186	189,287	191,473	188,168
2014	1,095	518,735	519,830	516,517
2015	-	187,131	187,131	183,780
2016	-	47,049	47,049	46,919
2017	-	30,188	30,188	30,188
2018	-	29,278	29,278	29,278
2019	-	26,530	26,530	26,530
2020	-	23,935	23,935	23,935
2021	-	18,835	18,835	18,834
2022	-	18,831	18,831	17,186
after 2022	43,566	87,378	130,944	131,946
	50,255	1,225,300	1,275,555	1,280,982

43

Changes in loans and financing:

	Foreign currency		Local currency
Consolidated	current	non current	current	non current	Total
As of December 31, 2010	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	284	284
Charges	661	-	20,370	9,444	30,475
Monetary and exchange variations	(85)	(1,157)	100	696	(446)
Transfers	-	-	14,694	(14,694)	-
Amortization - principal	(4,827)	-	(10,153)	-	(14,980)
Amortization - interest and variation	(4,463)	-	(31,113)	-	(35,576)
As of march 31, 2011	5,802	50,255	62,477	1,225,300	1,343,834

	Foreign currency		Domestic currency
Consolidated	current	non current	current	non current	Total
As of December 31, 2009	24,778	67,865	56,920	716,279	865,842
Funding	-	-	-	80,059	80,059
Charges	953	-	16,041	308	17,302
Monetary and exchange variation	(303)	2,041	151	947	2,836
Transfers	9,889	(9,889)	13,584	(13,584)	-
Amortization - principal	(4,827)	-	(5,664)	-	(10,491)
Amortization - interest and variation	(5,215)	-	(28,547)	-	(33,762)
As of march 31, 2010	25,275	60,017	52,485	784,009	921,786

19.1     Inter-American Development Bank – BID

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2010 was 4.13% p.a. The agreement features provisions providing for termination in the following cases:

- Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

- Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

- Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

- Ratio between current assets and total current commercial and bank financing, except for the current share of noncurrent indebtedness and dividends to be reinvested, lower than 1.2; and

- Ratio between noncurrent indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

The contract was settled on its maturity date, on January 15, 2011.

19.2     National Treasury Department - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Type of bonus	(years)	Maturity	(years)	Consolidated
				3.31.2011	12.31.2010
Par Bond	30	15.04.2024	30	26,389	26,591
Capitalization Bond	20	15.04.2014	10	7,927	7,947
Debt Conversion Bond	18	15.04.2012	10	3,691	3,761
Discount Bond	30	15.04.2024	30	18,030	18,376
				56,037	56,675

The annual interest rates and repayments are as follows:

44

	.
Type of bonus	Anual interest rate (%)	Amortizations
Par Bond	6.0	Single
Capitalization Bond	8.0	Six monthly
Debt Conversion Bond	Libor six monthly + 0,8750	Six monthly
Discount Bond	Libor six monthly + 0,8125	Single

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 10,606 and R$ 15,082 as of March 31, 2011 (R$ 10,850 and R$ 15,430 as of December 31, 2010), respectively. (Note 04).

19.3     Banco do Brasil S.A.

Contracts	Consolidated
	3.31.2011	12.31.2010
Private contract for credit assignment - Law 8.727/93 (1)	618	651
Credit notes (2)	333,238	342,182
Contract for providing fixed credit number 21/02155-4 (3)	370,341	360,953
	704,197	703,786

1)    Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by Copel’s accounts receivables;

2)     The following Parent Company credit notes:

	Emission	Maturity of	Financial charges
Credit notes	date emissão	principal	maturing six monthly	Principal	Charges	Total
Comercial nº 330.600.129	31.01.2007	31.01.2014	106,5% of CDI average rate	29,000	546	29,546
Industrial nº 330.600.132	28.02.2007	28.02.2014	106,2% of CDI average rate	231,000	2,250	233,250
Industrial nº 330.600.151	31.07.2007	31.07.2014	106,5% of CDI average rate	18,000	339	18,339
Industrial nº 330.600.156	28.08.2007	28.08.2014	106,5% of CDI average rate	14,348	139	14,487
Industrial nº 330.600.157	31.08.2007	31.08.2014	106,5% of CDI average rate	37,252	364	37,616
				329,600	3,638	333,238

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

3)     Fixed credit assignement, number 21/02155-4 for the amount of R$ 350,000, agreed between Copel Distribuição and Banco do Brasil, signed on Setember 10, 2010, allocated exclusively to financing working capital.

The debt will be paid in three annual successive installments, the first falling due on August 25, 2013, for the amount of R$ 116,666, and the other for the amount of R$ 116,667, maturing on 11.07.2014 and August 15, 2015, plus financial charges in proportion to the amount of the principal sum amortized, such that, with the payment of the last installment, will repay the deb in full.

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Financial charges will be due on the debtor balance, calculated based on the basic remuneration rate for savings accounts - IRP and additional charges based on the variable interest rate, which will be calculated using the exponential method, based on the daily equivalent rate – civil year (365 or 366 days). The effective rate resulting from adding the variable interest rate and the IRP, will be equivalent, in each calculation period, to 98.5% of the variation in the CDI for this same period. The charges will be debited and capitalized monthly to the account tied to the contract, on each base date for the maturity and liquidation of the debt, to be paid together with the principal payments.

To ensure payment of any liabilities under this agreement, Copel Distribuição agrees to assign, bind and pledge as guarantee in favor of Banco do Brasil, trade bills receivable, endorsed and accompanied by the corresponding signed authorization for withdrawal.

The contract includes clauses providing for anticipated maturity in certain conditions.

The amount of R$ 350,000 was liberated in full on Setember 9, 2010.

19.4     Eletrobrás - Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobras Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by Copel Distribuição and Eletrobras, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total amount disbursed was R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS - 206/07, signed on March 3, 2008 between Copel Distribuição and Eletrobrás, for the amount of R$ 126,430 to be invested in the “Luz para Todos” Rural Electricity Program. On Setember 14, 2010 amendment ECFS-206-D / 2010 was signed, which altered the value of the financing to R$ 109,642 being R$ 93,979 financed with funds from RGR and R$ 15,663 as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on August 30, 2020. In August 2008, the amount of R$ 37,929 was liberated, being R$ 32,511 in funds from RGR and R$ 5,418 in funds from CDE. In June 2009, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE. In March 2010, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE.

46

Contract ECFS - 273/09, signed on February 18, 2010 between Copel Distribuição and Eletrobrás, for the amount of R$ 63,944 to be invested in the “Luz para Todos” Rural Electricity Program, being R$ 54,809 financed with funds from RGR and R$ 9,134 with funds from CDE, as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on November 30, 2022. In December 2010, R$ 19,183 was liberated, being R$ 16,443 in funds from RGR and R$ 2,740 in funds from CDE.

Contract ECF - 2540/06, signed on May 12, 2009 between Copel Distribuição and Eletrobrás, for the amount of R$ 2,844 to be invested in the National Program for Efficient Public Lighting - ReLuz, with R$ 2,844 financed with funds from RGR allocated to cover 75% of the total cost of the Project to Improve the Public Lighting System for the City of Ponta Grossa, in the State of Paraná. The contract has a grace period of 9 months, and interest of 5% p.a. and commission of 1,5% p.a., and will be paid in 60 successive, equal installments, with the final payment to be made on December 30, 2016. In January 2011, R$ 284 was liberated, with funds from RGR. Interest due each month during the grace period will be included in the debtor balance.

The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

19.5     BNDES - Compagas

Financing obtained from BNDES to expand the gas distribution network. This financing agreement is divided into subcredits, with one part corrected by the interest rate of 4% p.a. plus TJLP, and another part by the variation in the BNDES Monetary Unit - UMBND. There are no restrictive clauses in this contract, and the last installment falls due on January 15, 2012.

This guarantee financing by Compagas gas supply network, equivalent to the two financing installments, shall be deposited to be exclusively kept and in checking account with Banco Itaú S.A.

19.6     Financiadora de Estudos e Projetos – FINEP

Contracts	Consolidated
	3.31.2011	12.31.2010
Contact 02070791-00 (1)	4,301	4,586
Contact 02070790-00 (2)	3,033	3,236
	7,334	7,822

1)     Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the “Generation Research and Development Project for 2007”.

The total credit amounts of R$ 5,078, with the first installment, of R$ 1,464 liberated in April 2008, and the second one in the amount of R$ 2,321 in May 2009, the third installment for the amount of R$ 866 in December 2010 and the remaining installments will be liberated depending on financial and budget availability; 1% of the funds obtained are allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to FINEP in 49 monthly successive installments, with the first installment due on December 15, 2010 and the last one on December 15, 2014.

In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited.

47

2)     Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the “Transmission Research and Development Project for 2007”.

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

3)     Loan Agreement no. 02100567-00, signed on November 11, 2010, for the purpose of covering part of the costs incurred in preparing the “BEL Project” by Copel Telecomunicações. No disbursements under this agreement have been made as of the date hereof.

The loan of R$ 52,198 to be made available in 6 installments, depending on the financial and budget availability of Finep. The principal debt incurs fixed interest of 4% p.a. resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to Finep in 81 monthly successive installments, with the first installment due on August 8, 2012 and the last one on April 15, 2019.

19.7     BNDES - Copel Geração e Transmissão

On March 17, 2009, Copel Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with Copel as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748, the second in February 2010 for the amount of R$ 29,193 and the third in December 2010, for the amount of R$ 52,555.

The contract contains provisions on accelerated maturity in certain conditions.

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19.8     Banco do Brasil - Distribution of Funds from BNDES

On April 16, 2009, Copel Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with Copel as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in August 2009, in the amount of R$ 55,748, the second in March 2010 for the amount of R$ 29,193 and the third in December 2010, for the amount of R$ 52,555

The contract contains provisions on accelerated maturity in certain conditions.

19.9     Contracts with clauses for anticipated maturity

The Company has loan contracts with clauses that require it to maintain certain economic – financial indices within certain previously established parameters, and non compliance with these terms could result in the anticipated maturity of the debts. At March 31, 2011 all of the terms were analyzed, and it was identified that all of the parameters in the contracts had been complied with.

20               Debentures

	Current
Consolidated	liabilities	Total
As of December 31, 2010	621,157	621,157
Charges	16,789	16,789
Amortization - interest and variation	(32,487)	(32,487)
As of March 31, 2011	605,459	605,459

	Current	Non current
Consolidated	liabilities	liabilities	Total
As of December 31, 2009	54,195	753,384	807,579
Charges	16,070	-	16,070
Transfers	153,384	(153,384)	-
Amortization - principal	(177,908)	-	(177,908)
Amortization - interest and variation	(41,223)	-	(41,223)
As of March 31, 2010	4,518	600,000	604,518

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20.1     Parent Company Debentures

The issuance of 60,000 debentures constituted the fourth single issuance carried out by the Company on September 1, 2006, in the amount of R$ 600,000, completed on October, 6, 2006, with full subscription totaling R$ 607,899, valid for five years as from date of issuance and with final maturity, in sole series, on September 1, 2011. Debentures are single, non-convertible into shares, book-entry, nominative and without guarantee.

The interest on the nominal value of the debentures is 104% of the One-day Interbank Deposit (DI over) rate, "extra group", stated as a percentage per annum, on the basis of 252 business days, disclosed daily by the Clearing House for the Custody and Financial Settlement of Securities (CETIP) (at the DI rate) and calculated on the compound and cumulative interest method on a pro rata temporis basis for the business days elapsed. The interest corresponding to the capitalization period will be due and paid on a semi-annual basis, with the first due date on March 1, 2007 and the last on September 1, 2011. The debentures may not be renegotiated.

The funds obtained from the public distribution of debentures were used to extend debt maturities through the payment of financial obligations, as well as to the injection of cash. The funds obtained from the Issuance were used for the financial settlement of 1/3 of the principal value of the debentures of the 3rd issuance of the Issuer, due on February 1, 2007 and settlement of the principal of the debentures of the 2nd issuance of the Issuer, due on March 1, 2007.

The registers for the debentures referred to above include clauses for anticipated maturity, under certain conditions. At March 31, 2011 all of the terms were analyzed, and it was identified that all of the parameters stipulated in the registers had been complied with.

20.2     Debentures – Elejor

Elejor, in compliance with the alterations and terms of the 1st amendment to the Debenture Contract, on March 5, 2010 it amortized in advance all of the remaining debentures held by BNDESPAR, for the amount of R$ 181,239, and thus the debt with BNDESPAR has been settled.

21               Post-Employment Benefits

21.1     Benefit Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and amedical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the pension plan III is a defined contribution plan. (CD).

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and amedical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the pension plan III is a defined contribution plan. (CD).

The costs assumed by the sponsors for these plans are registered according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 600/09, which approved and made Technical Pronouncement CPC 33/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions and for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

50

21.2     Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

21.3     Balance sheet and statement of income

Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

		Consolidated
	3.31.2011	12.31.2010

Pension plan (21.1)	8,061	9,111
.
Healthcare plan (21.2)	409,255	399,352
	417,316	408,463
Current	23,417	24,255
Non current	393,899	384,208

The amounts recognized in the statement of income are shown below:

.
		Consolidated
	3.31.2011	3.31.2010
Pension plan (CD)	11,218	13,625
Pension plan (CD) - management	123	60
Healthcare plan - post employment	13,768	6,956
Healthcare plan	8,060	7,134
Healthcare plan - management	10	2
	33,179	27,777
(-) Transfers to contruction in progress	(1,727)	(1,711)
	31,452	26,066

a) Amount refers to appropriation of direct labor for fixed assets and intangible assets in progress, not considered to be administrative costs.

Of the total costs, R$ 24,558 at March 31, 2011 (R$ 20,718 at March 31, 2010) and R$ 6,894 at March 31, 2011 (R$ 5,349 at March 31, 2010) were included as operational costs and administrative expenses, respectively.

21.4     Changes in the Post-Employment Benefits balance

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
As of December 31, 2010	24,255	384,208	408,463
Appropriation of actuarial calculation	-	13,768	13,768
Pension and healthcare contributions	19,411	-	19,411
Transfers	4,077	(4,077)	-
Amortizations	(24,326)	-	(24,326)
As of March 31, 2011	23,417	393,899	417,316

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	Current	Noncurrent
Consolidated	laibilities	liabilities	Total
As of December 31, 2009	22,505	352,976	375,481
Appropriation of actuarial calculation	-	6,956	6,956
Private pension and health contributions	20,821	-	20,821
Transfers	3,490	(3,490)	-
Amortizations	(25,886)	-	(25,886)
As of March 31, 2010	20,930	356,442	377,372

21.5     Actuarial valuation pursuant to CVM Ruling no. 600/2009

The Company, in compliance with CVM Decision 600/09, opted to prepare an annual actuarial report.

The information, prepared in accordance with the Actuarial Evaluation Report of December 31, 2010, is presented in note 24 to the Annual Financial Statements at December 31, 2010.

22               Regulatory Charges

.
		Consolidated
	3.31.2011	12.31.2010
Fuel consumption account - CCC	27,607	27,607
Energy development account - CDE	20,718	18,807
Global reversal of reserve - RGR	8,848	9,691
	57,173	56,105

23               Research and Development and Energy Efficiency

The concessionaries for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9.991/00 and ANEEL Normative Resolutions 316/08 and 300/08.

Copel’s balances allocated to Research and Development (P&D) and Energy Efficiency (PEE) are detailed below:

Balances registered to invest in P&D and PEE

.	Applied and	Balance	Balance as of	Balance as of	Balance as of
	unfinished	to collect	apply	3.31.2011	12.31.2010
Research and Development - R&D
FNDCT	-	2,767	-	2,767	2,686
MME	-	1,385	-	1,385	1,344
P&D	20,673	-	94,722	115,395	109,061
	20,673	4,152	94,722	119,547	113,091
Energy efficiency program - EEP	58,479	-	75,753	134,232	133,632
	79,152	4,152	170,475	253,779	246,723
			Current	149,718	155,991
			Noncurrent	104,061	90,732

Changes in balances for P&D and PEE

	FNDCT	MME		P&D		PEE
	current	current	current	non current	current	non current	Consolidated
As of December 31, 2010	2,686	1,344	40,333	68,728	111,628	22,004	246,723
Additions	4,269	2,134	814	3,455	-	5,743	16,415
Selic Interest rate	-	-	59	2,297	-	1,834	4,190
Transfers	-	-	-	-	-	-	-
Execution of programs and payments	(4,188)	(2,093)	-	-	-	-	(6,281)
Concluded projects	-	-	(291)	-	(6,977)	-	(7,268)
As of March 31, 2011	2,767	1,385	40,915	74,480	104,651	29,581	253,779

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	FNDCT	MME		P&D		PEE
	current	current	current	non current	current	non current	Consolidated
As of December 31, 2009	1,325	682	49,653	54,908	69,345	35,585	211,498
Additions	4,007	1,984	563	3,727	-	5,042	15,323
Selic Interest rate	-	-	415	1,575	-	1,472	3,462
Execution of programs and payments	(3,941)	(1,970)	-	-	-	-	(5,911)
Concluded projects	-	-	(9,275)	-	(9)	-	(9,284)
As of March 31, 2010	1,391	696	41,356	60,210	69,336	42,099	215,088

24               Accounts payable related to concessions –use of public property

Refers to charges from concessions granted for the Use of Public Property - UBP incurred from when the enterprise starts to operate until the last day of the concession, with the corresponding entry registered to intangible assets.

Consolidated
		Current Liabilities		Noncurrent Liabilities
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Copel Geração e Transmissão
Mauá HPP (24.1.1)	202	-	11,151	10,926
Colider HPP (24.1.2)	-	-	11,823	11,323
Elejor
Fundão-Santa Clara Hidroelectric Power Plant (24.2.1)	40,984	40,984	327,708	317,850
	41,186	40,984	350,682	340,099

For the period ended March 31, 2011, the amounts of R$ 20,104 and R$ 2,199 (R$ 9,276 and R$ 2,199, for the same period in 2010) were registered as expenses to financial expenses and amortization of intangible assets.

24.1     Generation and Transmission

24.1.1  Mauá Hydroelectric Power Plant (Note 15.7)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$643 (51% of 1,262), pursuant to article 6 of Concession Contract no. 001/07 - MME – UHE Mauá.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 5.65% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of accounts payable related to the concession – use of public property at March 31, 2011 was R$ 11,151, recorded to noncurrent liabilities.

24.1.2  Colíder Hydroelectric Power Plant (Note 15.7)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$1.256, pursuant to article 6 of Concession Contract no. 001/11 - MME – UHE Colíder.

53

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 7.74% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of accounts payable related to the concession – use of public property at March 31, 2011 was R$ 11,823, recorded to non current liabilities.

24.2     Elejor

24.2.1  Complexo Energético Fundão – Santa Clara – AHE’s Fundão e Santa Clara

As payment for the use of the public property, referred to in this contract, Elejor will pay the Government, from the 6th until the 35th year of the concession, or whilst it exploits the hydro-electric activities, the value of the monthly installments equivalent to 1/12 of the proposed annual payment of R$ 19,000, in accordance with Bidding Confirmation Term, in accordance with clause six of Concession Contract 125/01 – ANEEL – Complexo Energético Fundão – Santa Clara – AHE’s Fundão e Santa Clara.

The installments will be corrected annually or during a period permitted by legislation, based on the variation in the IPCA – Consumer Price index as from May 2001.

The main amount on the date of signing the concession contract was R$ 570,000. This amount is corrected monthly by the variation in the IGP-M and offset against the monthly amounts paid, and as of March 31, 2011 amounted to R$ 1,062,265 (as of December 31, 2010, R$ 1,041,968).

The original amount on the date of signing the contract was registered at the present value, which as of March 31, 2011, was recorded to liabilities for the amount of R$ 368,692 (R$ 358,834, as of December 31, 2010).

The present value calculation was based on a real and net discount rate of approximately 11% p.a., compatible with the estimated long term rate, and not tied to the expected return from the project.

This concession was granted on October 23, 2001, and the contract was signed on October 25, 2001 and the maturity date is anticipated for October 25,2036.

54

25               Other Accounts Payable

.
		Consolidated
	3.31.2011	12.31.2010
Current Liabilities
Financial compensation for use of water resources	24,715	16,135
Public lighting fee collected	20,887	18,224
Customers	10,604	7,107
Reimbursements to customer contributions	7,022	7,027
Pledges in guarantee	6,076	5,946
Indemnity Apucaraninha indigenous community	2,827	2,759
Aneel investigation fee	1,486	1,638
Consortium partners	347	339
Advances received from customers	123	606
Insurance entities	-	3,005
Other liabilities	5,853	8,522
	79,940	71,308
Non current liabilities
Other liabilities	164	-
	164	-

26               Reserve for Contingencies

The Company is a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a reserve for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Changes in this reserve

Conoslidated	Balance as of				Balance as of
	12.31.2010	Recorded	Reversals		3.31.2011
Tax
Cofins (26.1)	234,563	-	-	-	234,563
Others taxes	86,916	18,767	(41,580)	(19)	64,084
	321,479	18,767	(41,580)	(19)	298,647
Labor	146,348	1,355	(275)	(3,975)	143,453
Employee Benefits	53,245	7,876	(550)	(4,750)	55,821
Civil
Suppliers (26.2)	86,101	881	-	-	86,982
Civil and administration claims	73,237	7,824	-	(3,121)	77,940
Easements	9,065	165	(4)	(429)	8,797
Condemnation and real estate (26.3)	132,709	7,193	-	-	139,902
Customers	5,305	575	-	(18)	5,862
	306,417	16,638	(4)	(3,568)	319,483
Environmental claims	42	1	-	(1)	42
Regulatory (26.4)	38,847	6	(4,676)	(1)	34,176
	866,378	44,643	(47,085)	(12,314)	851,622

55

Consolidated	Balance as of				Balance as of
	12.31.2009	Recorded	Reversals	Settled	3.31.2010
Tax
Cofins	-				-
Others taxes	77,858	4,794	(1,159)	-	81,493
	77,858	4,794	(1,159)	-	81,493
Labor	123,259	16,557	(1,094)	(2,704)	136,018
Employee Benefits	35,172	4,739	-	(4)	39,907
Civil
Suppliers	84,024	1,002	-	-	85,026
Civil and administration claims	57,213	8,769	(21,684)	(416)	43,882
Easements	14,902	843	(1,560)	-	14,185
Condemnation and real estate	125,339	4,152	-	(231)	129,260
Customers	5,324	79	-	(15)	5,388
	286,802	14,845	(23,244)	(662)	277,741
Environmental claims	10	1	-	-	11
Regulatory	37,010	45	-	-	37,055
	560,111	40,981	(25,497)	(3,370)	572,225

Parent Company	Balance as of			Balance as of
	12.31.2010	Recorded	Reversals	3.31.2011
Tax
Cofins (26.1)	234,563	-	-	234,563
Others taxes	45,718	580	(10,713)	35,585
	280,281	580	(10,713)	270,148
Civil	7,883	1,227	(1)	9,109
Regulatory (26.4)	10,296	-		10,296
	298,460	1,807	(10,714)	289,553

Parent Company	Balance as of			Balance as of
	12.31.2009	Registered	Reversals	3.31.2010
Tax
Cofins	-			-
Others	44,357	3,911	(274)	47,994
	44,357	3,911	(274)	47,994
Civil	328	4,158	-	4,486
Regulatory	9,249	-	-	9,249
	53,934	8,069	(274)	61,729

Lawsuits with Likelihood of Losses deemed as probable

Details of the nature of the claims defended by the Company as of March 31, 2011 are consistent with those reported in Note 28 of the Annual Financial Statements as of December 31, 2010.

26.1     COFINS - Contribuição para o Financiamento da Seguridade Social

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturne the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice no.9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996

56

This charge arises from the understanding by the Brazilian Federal Revenue Services that Copel had declared through DCTF and/or DIPJ, at the appropriate time, that it had a debtor balance for the amount of R$ 40,678 for Cofins in the period charged, and that the liability period for the tax authorities to collect this tax credit had been suspended as from the time of the sentence for the injunction 95.0011037-7, which recognized the Company’s immunity from paying Cofins, but that this was rescinded by the sentence passed by the Federal Regional Courts from the 4th Region in the sentence for process 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 40,246 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

Finally, it is important to state that liability has been suspended for the tax credit, object of this administrative process, according to the terms of art. 151, IV, of the National Tax Code, under the preliminary order granted in the injunction 5005264-27.2011.404.7000, being decided in the lower federal courts for Curitiba, filed by Companhia Paranaense de Energia.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of Cofins for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

26.2     Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Getúlio Vargas Foundation, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order making the arbitration ruling void.

57

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified, and thus what remains, besides the legal discussion in question, is the possibility of execution of any remaining balance that may be determined as a result of the legal actions in question, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to March 31, 2011, which amounts to R$ 101,941. Of this amount, R$ 14,959 has been recorded to suppliers.

26.3     Ivaí Engenharia de Obras S.A.

In the declaratory action that was considered in the lower Treasury Courts for Curitiba, recognized the right of the company Ivai to receive credits from Copel Geração e Transmissão as a result of executing contract D-01, the object of which was to execute deviation works from the River Jordão, and consisting of the amount to compensate for the supposed financial imbalance from this contract. Based on this decision, Ivai filed a collection claim, which was considered by the 4th Treasury Courts for Curitiba, and the sentenced, which is being contested by Copel, determined the payment of R$ 180,917, which is the historic value as of October 31, 2005, which should be corrected by the average between the INPC and the IGP-DI, plus interest for late payment of 1% per month, from this date, as well as the legal fees, which amount to 3.2% of this amount.

With respect to the dispute in question, in the Writ of Prevention in the report from the state secretary  Castro Meira, filed with the STJ under number 15.372 – PR, an injunction was granted in favor of Copel to attribute a suspensive effect for the collection process in question, which also resulted in the suspension of the provisionary execution that had been filed by Ivai.

The Special Appeal received in the collection action is awaiting judgment, which is also in the report from the state secretary Castro Meira, filed under number 1096906.

In summary, given the peculiarities of the process in question, the Legal Directors consider this demand to represent a probable loss. Consequently, a financial provision has been recorded for this legal claim at March 31, 2011, for the amount of R$ 120,664.

26.4     Regulatory

The Company is discussing, in the administrative and judicial spheres, notifications from the Regulatory Body regarding possible non compliance with regulatory norms, amongst others, the amount of R$ 33,812, which refers to legal actions involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., against Aneel Order number 288/02. The probable successful outcome of the actions referred to above will result in alterations to the accounting registers of CCEE, which will require provisions to be recorded for these amounts, given that Copel will actioned to settle the amounts for which it is responsible.

58

Possible Actions

Consolidated
	3.31.2011	12.31.2010
Tax	1,155,435	1,049,099
Labor	131,684	115,626
Employee Benefits	35,243	32,796
Civil	148,522	141,233
Regulatory (a)	149,122	1,629,001
	1,620,006	2,967,755

a) Mercado Atacadista de Energia – MAE was extinct, and on November 12, 2004, its activities, its assets and liabilities were absorbed by CCEE, which was incorporated in the form of a private corporate entity, under regulation and investigation by Aneel.

The data on sales of energy by Copel Distribuição, considered in the accounting records of MAE, now CCEE, were not recognized by the Company as being effective and definitive for the years 2000, 2001 and the first quarter of 2002. These data were calculated based on criteria and amounts that take into consideration decisions by the regulatory agency, which are being contested, and the Company has forwarded, via administrative and legal means, measures against such decisions.

The claim is based mainly on the fact that the Company had sold energy, which should not act as the basis for the calculation prepared by the regulatory body, to comply exclusively with contracts with customers located in the market for the South east region. At December 31, 2010, the estimated amount for the differences in the calculation was approximately R$ 1,473,000, which had not been recognized by the Company to liabilities - suppliers.

At March 31, 2011, Management, based on the decision given by the lower courts in favor of the Company and supported by the opinion given by its legal advisors, considered the chances of loss from the final decision for these legal processes to be remote.

27               Shareholders' Equity

27.1     Equity attributable to Parent Company

27.1.1  Stock Capital

As of March 31, 2011, Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

								In shares
Shareholders	Common			Classe A Preferred		Classe B Preferred	Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,492,027	13.44	129,439	33.28	59,916,518	46.72	79,537,984	29.07
NYSE (2)	128,395.000	0.09	-	-	40,842,757	31.85	40,971,152	14.97
Latibex (3)	-	-	-	-	143,797	0.11	143,797	0.05
Municipalities	178,393.000	0.12	12,797	3.29	-	-	191,190	0.07
Other shareholders	374,118.000	0.25	246,709	63.43	36,633	0.04	657,460	0.24
	145,031,080	100.00	388,945	100.00	128,235,350	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of March 31, 2011 is shown below:

59

	Number of shares	Market value

Common shares	145,031,080	5,727,337
Class A preferred shares	388,945	16,340
Class B preferred shares	128,235,350	5,733,215
	273,655,375	11,476,892

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class, paid until December 31, 2010.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

27.1.2  Shareholder Breakdown

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 3.31.2011 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639.000	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	388,945	100.00	100,939,705	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	388,945	100.00	128,235,350	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100,0% owned by the Federal Government.
It holds a shareholders' agreement with the State Government.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 3.31.2011 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
CREDIT SUISSE HEDGING-GRIFFO CV S.A (FUNDS)		9,774,900	6.74	-	-	175,830	0.14	9,950,730	3.64
BARCLAYS PLC. (FUNDS)		-	-	-	-	7,817,189	6.10	7,817,189	2.86
OTHER SHAREHOLDERS		11,928,807	8.23	394,801	100.00	92,940,830	72.47	105,264,438	38.47
TOTAL		145,031,080	100.00	394,801	100.00	128,229,494	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100,0% owned by the Federal Government.
It holds a shareholders' agreement with the State Government.

60

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 3.31.2010 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	9	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
OTHER SHAREHOLDERS		21,703,596	14.96	394,801	100.00	100,933,849	78.71	123,032,246	44.96
TOTAL		145,031,080	100.00	394,801	100.00	128,229,494	100.00	273,655,375	100.00
FREE-FLOAT		21,703,596	14.96	394,801	100.00	100,933,849	78.71	123,032,246	44.96

27.1.3  Equity Valuation Adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

27.1.4  Basic and diluted profit per share

.
		Parent Company
	3.31.2011	3.31.2010
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Class A preferred shares	567	478
Class B preferred shares	186,826	155,082
Common shares	192,088	159,455
	379,481	315,015
Basic and diluted denominator
Weighted average number of shares (in thousands)
Class A preferred shares	389,202	394,829
Class B preferred shares	128,235,093	128,229,466
Common shares	145,031,080	145,031,080
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Class A preferred shares	1.4568	1.2106
Class B preferred shares	1.4569	1.2094
Common shares	1.3245	1.0995

61

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciliated with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

27.2     Equity attributable to non-controlling interest

Consolidated
	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2010	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase - AFAC	-	(9,024)	-	(9,024)
Proposed dividends	-	-	-	-
Results for the period	4,517	956	(125)	5,348
As of March 31, 2011	99,910	33,396	128,721	262,027

Consolidated
	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2009	91,478	6,634	130,253	228,365
Funds for capital increase	-	54,000	-	54,000
Proposed dividends	(426)	-	-	(426)
Results for the period	4,455	1,736	(1,847)	4,344
As of March 31, 2010	95,507	62,370	128,406	286,283

28               Operating Revenues

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges	(ISSQN )	revenues
						3.31.2011
Electricity sales to final customers	903,233	(83,672)	(241,263)	(7,123)	-	571,175
Electricity sales to distributors	415,950	(38,875)	(76)	(15,745)	-	361,254
Charges for the use of the main transmission grid	1,235,737	(111,809)	(305,637)	(158,498)	-	659,793
Construction revenues	120,566	-	-	-	-	120,566
Revenues from telecommunications	36,338	(1,950)	(5,925)	-	(224)	28,239
Distribution of piped gas	72,521	(6,438)	(9,121)	-	(8)	56,954
Other operating revenues	34,109	(3,225)	-	(2,383)	(252)	28,249
	2,818,454	(245,969)	(562,022)	(183,749)	(484)	1,826,230

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges	(ISSQN )	revenues
						3.31.2010
Electricity sales to final customers	881,885	(81,721)	(239,268)	(7,233)	-	553,663
Electricity sales to distributors	380,486	(36,136)	(76)	(5,841)	-	338,433
Charges for the use of the main transmission grid	965,769	(89,136)	(234,109)	(137,566)	-	504,958
Construction revenues	143,317	-	-	-	-	143,317
Revenues from telecommunications	29,998	(1,687)	(5,365)	-	(200)	22,746
Distribution of piped gas	70,856	(5,858)	(8,949)	-	(1)	56,048
Other operating revenues	28,402	(3,796)	-	(2,295)	(250)	22,061
	2,500,713	(218,334)	(487,767)	(152,935)	(451)	1,641,226

28.1     Regulatory Charges

.
	Consolidated
	3.31.2011	3.31.2010
Fuel Consumptuon Account (CCC)	83,117	58,561
Energy Development Account (CDE)	62,331	56,753
Global Reversal Reserve (RGR)	18,442	19,460
Research and Development and Energy Efficiency Programs - R&D and EEP	16,415	15,139
Other charges	3,444	3,022
	183,749	152,935

62

28.2     Power sales to final customers and use of the power grid by customer category

Consolidated
	Electicity sales to final customers			Use of the power grid
	3.31.2011	3.31.2010	3.31.2011	3.31.2010
Residential	303,988	299,032	378,777	304,692
Industrial	289,798	280,692	328,926	251,996
Commercial, services and other activities	206,185	198,629	272,906	203,434
Rural	43,347	41,865	56,972	42,546
Public agencies	24,251	24,291	31,891	24,720
Public lighting	16,457	19,305	26,058	19,672
Public services	19,207	18,071	25,255	18,398
Free consumers	-	-	48,776	37,692
Basic Network, BN connections, and connection grid	-	-	760	657
Operation and maintenance (O&M) revenues	-	-	10,610	11,148
Effective interest revenues	-	-	54,806	50,814
	903,233	881,885	1,235,737	965,769

28.3     Power sales to distributors

	Consolidated
	3.31.2011	3.31.2010
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	312,497	283,167
Bilateral contracts	54,875	53,828
Electric Energy Trading Chamber - CCEE	48,578	43,491
	415,950	380,486

28.4     Other operating revenues

	Consolidated
	3.31.2011	3.31.2010
Leases and rents	21,996	16,560
Revenues from services	9,722	9,836
Charged service	1,542	1,953
Other revenues	849	53
	34,109	28,402

29               Operating Costs and Expenses

Consolidated operating costs and expenses are broken down below:

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),	Total
	services		expenses	net	Consolidated
					3.31.2011
Electricity purchased for resale (29.1)	(544,821)	-	-	-	(544,821)
Use of main distribution and transmission grid (29.2)	(154,184)	-	-	-	(154,184)
Personnel and management (29.3)	(143,898)	(1,538)	(39,833)	-	(185,269)
Pension and healthcare plans (Note 21)	(24,389)	(169)	(6,894)	-	(31,452)
Materials and supplies (29.4)	(18,457)	(64)	(2,343)	-	(20,864)
Raw materials and supplies for power
generation	(6,633)	-	-	-	(6,633)
Natural gas and supplies for the gas business	(34,499)	-	-	-	(34,499)
Third-party services (29.5)	(58,669)	(7,730)	(17,437)	-	(83,836)
Depreciation and amortization	(126,821)	(10)	(6,796)	(371)	(133,998)
Accruals and provisions (29.6)	-	(5,093)	-	7,327	2,234
Construction cost (a)	(120,082)	-	-	-	(120,082)
Other costs and expenses (29.7)	2,976	1,317	(22,482)	(41,460)	(59,649)
	(1,229,477)	(13,287)	(95,785)	(34,504)	(1,373,053)

63

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),	Total
	services		expenses	net	Consolidated
					3.31.2010
Electricity purchased for resale (29.1)	(466,079)	-	-	-	(466,079)
Use of main distribution and transmission grid (29.2)	(142,111)	-	-	-	(142,111)
Personnel and management (29.3)	(140,462)	(1,183)	(33,938)	-	(175,583)
Pension and healthcare plans (Note 21)	(20,580)	(138)	(5,348)	-	(26,066)
Materials and supplies (29.4)	(15,137)	(463)	(1,790)	-	(17,390)
Raw materials and supplies for power
generation	(5,559)	-	-	-	(5,559)
Natural gas and supplies for the gas business	(34,151)	-	-	-	(34,151)
Third-party services (29.5)	(52,221)	(7,534)	(14,498)	-	(74,253)
Depreciation and amortization	(132,813)	(2)	(5,986)	(957)	(139,758)
Accruals and provisions (29.6)	-	(5,714)	-	(16,976)	(22,690)
Construction cost (a)	(143,307)	-	-	-	(143,307)
Other costs and expenses (29.7)	(1,230)	1,261	(9,868)	(42,288)	(52,125)
	(1,153,650)	(13,773)	(71,428)	(60,221)	(1,299,072)

The parent company’s operating costs and expenses comprise the following:

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	Parent Company
			3.31.2011
Personnel and management (29.3)	(1,652)	-	(1,652)
Pension and healthcare plans	(133)	-	(133)
Materials and supplies	(11)	-	(11)
Third-party services (29.5)	(823)	-	(823)
Depreciation and amortization	-	(189)	(189)
Accruals and provisions (29.6)	-	8,907	8,907
Other operating expenses	(7,408)	-	(7,408)
	(10,027)	8,718	(1,309)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	Parent Company
			3.31.2010
Personnel and management (29.3)	(1,568)	-	(1,568)
Pension and healthcare plans	(62)	-	(62)
Materials and supplies	(3)	-	(3)
Third-party services (29.5)	(867)	-	(867)
Depreciation and amortization	-	(189)	(189)
Accruals and provisions (29.6)	-	(7,795)	(7,795)
Other operating expenses	(440)	-	(440)
	(2,940)	(7,984)	(10,924)

a) The table below features the balances of construction costs allocated to the respective expense categories:

.
	Consolidated
	3.31.2011	3.31.2010
Personnel and management	14,412	11,238
Materials and supplies	71,358	87,035
Third-party services	30,217	38,383
Other	4,095	6,651
	120,082	143,307

64

29.1     Electricity purchased for resale

.
	Consolidated
	3.31.2011	3.31.2010
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	110,116	122,468
Furnas Centrais Elétricas S.A. - auction	97,045	86,000
Companhia Hidro Elétrica do São Francisco - Chesf - auction	86,584	81,542
Itiquira Energética S.A.	36,803	29,224
Companhia Energética de São Paulo - Cesp - auction	33,156	30,996
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	28,641	30,622
Program for incentive to alternative energy sources - Proinfa	25,661	28,273
Petróleo Brasileiro S.A. - Petrobras - auction	19,204	16,324
Electric Energy Trading Chamber - CCEE	17,312	6,347
Dona Francisca Energética S.A.	15,905	14,814
Companhia Energética de Minas Gerais - Cemig - auction	13,692	12,762
Companhia de Geração Térmica de Energia Elétrica - Eletrobras CGTEE - auction	10,387	2,156
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	9,803	12,065
Light S.A. - auction	7,429	6,997
ThyssenKrupp CSA Companhia Siderúrgica - UTE Atlântico - auction	7,284	-
Tractbel Energia S.A. - auction	5,451	5,074
Duke Energy International, Geração Paranapanema S.A. - auction	5,054	4,712
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(37,652)	(52,124)
Others - auction	52,946	27,827
	544,821	466,079

65

29.2     Use of main transmission grid

.
	Consolidated
	3.31.2011	3.31.2010
Furnas Centrais Elétricas S.A.	31,668	32,911
Companhia Hidro Elétrica do São Francisco - Chesf	14,717	15,695
Cia Transmissora de Energia Elétrica Paulista - Cteep	18,361	17,238
Eletrosul Centrais Elétricas S.A.	10,231	11,928
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	13,648	11,289
Companhia Energética de Minas Gerais - Cemig	5,583	7,410
Novatrans Energia S.A.	5,483	5,165
National System Operator - ONS	5,006	5,115
TSN Transmissora Nordeste Sudeste de Energia S.A.	5,510	5,099
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	4,366	4,608
Empresa Amazonense de Transmissão de Energia - Eate	4,577	4,298
ATE II Transmissora de Energia S.A.	2,347	2,206
Empresa Norte de Transmissão de Energia S.A. - Ente	2,332	2,183
Itumbiara Transmissora de Energia Ltda	2,212	2,080
Expansion Transmissora de Energia Elétrica S.A.	2,093	1,990
Empresa Transmissora de Energia Oeste Ltda - Eteo	1,872	1,812
STN Sistema de Transmissão Nordeste S.A	1,834	1,753
ATE Transmissora Energia S.A	1,537	1,453
NTE Nordeste Transmissora de Energia S.A	1,629	1,552
Arthemis Transmissora de Energia S.A	997	927
Integração Transmissão Energia - Intesa	1,473	1,367
ATE III Transmissora Energia S.A	1,276	1,121
Serra Mesa Transm. Energia Ltda. - SMTE	1,393	1,132
LT Triângulo S.A.	1,249	1,176
Empresa Paraense Transmissão de Energia S/A - Etep	1,043	1,033
SC Energia - Empresa Transmissora Energia Sta Catarina	1,148	1,123
IENNE - Interligação Elétrica Norte Nordeste	672	-
System Service Charges - ESS	7,079	1,864
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(12,075)	(15,908)
Others	14,923	12,491
	154,184	142,111

29.3     Personnel and Management Expenses

.
		Parent Company	Consolidated
	3.31.2011	3.31.2010	3.31.2011	3.31.2010
Personnel
Wages and salaries	-	-	129,701	117,589
Social charges on payroll	-	-	46,549	42,921
	-	-	176,250	160,510
Profit sharing	-	-	16,507	16,259
Meal assistance and education allowance	-	-	16,629	14,881
Compensation - Voluntary termination Program/retirement	-	-	1,821	1,259
	-	-	211,207	192,909
(-) Transfers to construction in progress (a)	-	-	(28,282)	(19,778)
	-	-	182,925	173,131
Management
Wages and salaries	1,304	1,241	1,928	2,061
Social charges on payroll	348	327	416	391
	1,652	1,568	2,344	2,452
	1,652	1,568	2,344	2,452
	1,652	1,568	185,269	175,583

a) Amount related to the allocation of construction in progress direct labor, not taking into account administrative expenses.

66

29.4     Materials and Supplies

.
	Consolidated
	3.31.2011	3.31.2010
Materials for the electric system	7,990	5,074
Fuel and vehicle parts	5,445	4,940
Clothing and uniforms	451	686
Cleaning and preservation	160	124
Cafeteria supplies	2,151	1,613
Materials for civil construction	998	699
Office supplies	1,159	1,082
Safety supplies	739	398
Tools	297	438
Lodging supplies	354	315
IT equipment	161	257
Other materials	959	1,764
	20,864	17,390

29.5     Services from third-parties

.
		Parent Company		Consolidated
	3.31.2011	3.31.2010	3.31.2011	3.31.2010
Transmission grid	-	-	23,113	20,246
Meter reading and bill delivery	-	-	6,675	3,843
Technical, scientific and administrative consulting	162	287	4,498	2,802
Authorized and registered agents	-	-	6,510	5,699
Data processing and transmission	-	-	5,410	4,551
Administrative support services	-	-	4,610	4,337
Security	-	-	4,526	3,980
Travel	32	20	3,432	2,731
Telephone services	-	-	2,036	3,508
Civil maintenance services	-	-	2,327	2,458
Upkeep of right of way areas	-	-	2,592	2,097
Personnel training	-	-	1,112	977
Customer service	-	-	1,836	1,742
Services in "green areas"	-	-	2,127	1,441
Vehicle maintenance and repairs	-	-	1,380	1,147
Satellite communications	-	-	278	1,432
Cargo shipping	-	-	1,198	831
Telephone operator	-	-	887	778
Postal services	-	-	1,066	4,635
Auditing	291	400	543	691
Advertising	23	29	250	237
Other services	315	131	7,430	4,090
	823	867	83,836	74,253

67

29.6           Accruals and provisions

.
		Parent Company		Consolidated
	3.31.2011	3.31.2010	3.31.2011	3.31.2010
Allowance for doubtful accounts	-	-	5,093	5,714

Reserve (reversals) for risks (Note 26)
Tax	(10,133)	-	(22,813)	3,635
Labor	-	-	1,080	15,463
Employee benefits	-	-	7,326	4,739
Suppliers	-	-	881	1,002
Civil and administrative claims	1,226	3,637	7,824	(12,915)
Temporary workers	-	-	161	775
Condemnation and real estate			2,308	4,152
Customers	-	-	575	79
Environmental	-	-	1	1
Regulatory	-	4,158	(4,670)	45
	(8,907)	7,795	(7,327)	16,976
	(8,907)	7,795	(2,234)	22,690

29.7     Other operating costs and expenses

.
		Consolidated
	3.31.2011	3.31.2010
Financial compensation for use of water resources	36,370	30,286
Indemnities	12,331	2,684
Taxes	5,592	4,985
ANEEL inspection fee	4,589	4,999
Leases and rents	4,328	2,797
Insurance	1,988	1,883
Own power consumption	1,869	1,581
Advertising	1,314	1,011
Losses in the decommissioning and disposal of assets	22	6,114
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	-	375
Provision for losses - receivables related to concession	(867)	3,269
Recovery of costs and expenses	(11,498)	(11,302)
Other costs and expenses, net	3,611	3,443
	59,649	52,125

68

30               Financial Income (Expenses)

.
		Parent Company		Consolidated
	3.31.2011	3.31.2010	3.31.2011	3.31.2010
Financial revenues
Return on financial investments held for sale	1,990	10,068	56,292	35,046
Return on financial investments held until maturity	-	42	1,498	913
Monetary variation of receivables related to concession	-	-	45,480	32,839
Monetary variation of CRC transfer (Note 6)	-	-	32,905	33,250
Return on CRC transfer (Note 6)	-	-	21,570	20,184
Penalties on overdue bills	-	-	17,769	20,163
Interest on prepaid taxes	2,835	1,700	4,424	2,222
Fines	-	-	3,488	2,264
Interest and commissions on loan agreements	25,189	18,725	-	-
Other financial revenues	87	-	603	625
	30,101	30,535	184,029	147,506
(-) Financial expenses
Debt charges	26,197	20,000	33,421	29,959
Monetary variation of payables related to concession -
use of public property	-	-	20,104	9,276
Monetary and exchange variations	-	-	5,298	10,450
Interest on R&D and EEP	-	-	4,190	3,462
Interest on tax installments	1,801	2,442	2,838	3,867
IOF tax	-	-	1,931	3,484
Other financial expenses	2	-	5,887	1,141
	28,000	22,442	73,669	61,639
	2,101	8,093	110,360	85,867

31               Operational Segments

31.1     Products and services which generate revenues for the reporting segment

The Company operates in five reporting segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

During the quarter ended March 31, 2011 all sales were made within Brazilian territory.

We have not identified any Company customer who individually accounts for more than 10% of total net revenues during the quarter ended March 31, 2011.

The Group’s reporting segments are:

power generation and transmission (GET) – this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária and Centrais Eólicas do Paraná;

power distribution and sales (DIS)– this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

telecommunications (TEL) – this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

69

gas – this segment comprises the public service of piped natural gas distribution. It operates through Compagás; and

holding Company (HOL)- this segment comprises participation in other companies. It operates through Copel and Dominó Holdings.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operational segments are the same as those described in the summary of main accounting practices and record transactions between segments as transactions with third-parties, i.e., at current market prices.

Assets per reporting segment

Assets	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
3.31.2011

Total assets	10,050,862	7,023,591	305,605	260,272	13,287,307	(12,721,396)	18,206,241
Current assets	1,893,988	2,063,621	45,362	61,343	1,035,317	(938,536)	4,161,095
Cash and cash equivalents	1,351,630	719,453	3,249	29,610	48,582	(360,604)	1,791,920
Finanical investments - securities	130,623	32,636	-	-	176	360,626	524,061
Restricted Finanical investments - collaterals and escrow accounts	2	201	-	253	-	-	456
Trade accounts receivable	257,015	970,130	24,992	26,652	-	(43,831)	1,234,958
Dividends receivable	5,105	-	-	-	894,104	(894,241)	4,968
CRC tranferred to State Government of Paraná	-	60,163	-	-	-	-	60,163
Receivable related to concession	60,292	-	-	-	-	-	60,292
Other receivables	54,259	131,955	1,757	700	2	(486)	188,187
Inventories	24,039	87,915	12,463	1,367	-	-	125,784
Income tax and social contribution	4,887	21,412	13	1,729	92,430	-	120,471
Other current recoverable taxes	4,712	29,430	2,740	564	-	-	37,446
Prepaid expenses	1,424	10,326	148	468	23	-	12,389
Noncurrent assets	8,156,874	4,959,970	260,243	198,929	12,251,990	(11,782,860)	14,045,146
Long term assets	1,014,798	3,685,971	15,101	27,597	1,458,404	(1,108,763)	5,093,108
Finanical investments	5,446	25,688	-	1,894	-	-	33,028
Trade accounts receivable	-	42,619	-	14,484	-	(14,484)	42,619
CRC tranferred to State Government of Paraná	-	1,299,584	-	-	-	-	1,299,584
Judicial deposits	18,816	151,131	667	223	223,312	-	394,149
Receivable related to concession	840,443	1,762,945	-	-	-	-	2,603,388
Advances to suppliers	-	-	-	9,997	-	-	9,997
Other receivables	1,878	3,262	-	164	-	-	5,304
Income tax and social contribution	12,907	-	-	-	-	-	12,907
Other current recoverable taxes	15,858	61,674	7,761	-	-	-	85,293
Deferred Income tax and social contribution	114,200	339,068	6,673	835	144,488	-	605,264
Receivable from other related parties	5,250	-	-	-	1,090,604	(1,094,279)	1,575
Investments	390,019	4,232	-	-	10,793,586	(10,692,952)	494,885
Property, plant and equipment, net	6,493,190	-	231,703	-	-	-	6,724,893
Intangible assets	258,867	1,269,767	13,439	171,332	-	18,855	1,732,260

70

Liabilities per reporting segment

LIABILITIES	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
3.31.2011

TOTAL LIABILITIES	10,050,862	7,023,591	305,605	260,272	13,287,307	(12,721,396)	18,206,241
CURRENT LIABILITIES	986,609	1,543,441	37,573	47,938	826,235	(944,333)	2,497,463
Payroll and labor provisions	44,508	129,228	11,848	2,967	188	-	188,739
Suppliers	193,071	453,667	10,891	27,566	758	(44,229)	641,724
Income tax and social contribution	76,964	98,896	733	-	-	-	176,593
Other taxes	13,752	236,192	2,465	2,754	46,530	(88)	301,605
Loans and financing	41,373	18,488	-	4,780	9,435	(5,797)	68,279
Debentures	-	-	-	-	605,459	-	605,459
Dividends payable	518,245	355,968	10,474	9,628	163,556	(894,241)	163,630
Post employment benefits	6,238	16,075	1,026	-	78	-	23,417
Customer charges payable	4,911	52,262	-	-	-	-	57,173
Research and development and energy efficiency	16,252	133,466	-	-	-	-	149,718
Payable related to concession - use of public property	41,186	-	-	-	-	-	41,186
Other accounts payable	30,109	49,199	136	243	231	22	79,940
NON CURRENT LIABILITIES	2,395,949	2,001,412	16,432	8,437	719,525	(1,102,966)	4,038,789
Associated and subsidiary companies	303,803	730,764	-	-	3,675	(1,038,242)	-
Suppliers	150,851	-	-	-	-	(14,484)	136,367
Taxes	505	2,957	-	-	21,157	-	24,619
Deferred Income tax and social contribution	822,604	47,204	-	6,715	25,297	-	901,820
Loans and financing	414,893	531,062	-	-	379,840	(50,240)	1,275,555
Post employment benefits	107,205	269,332	16,197	1,165	-	-	393,899
Research and development and energy efficiency	28,337	75,724	-	-	-	-	104,061
Payable related to concession - use of public property	350,682	-	-	-	-	-	350,682
Other accounts payable	-	-	-	164	-	-	164
Provisions for legal claims	217,069	344,369	235	393	289,556	-	851,622
SHAREHOLDERS' EQUITY	6,668,304	3,478,738	251,600	203,897	11,741,547	(10,674,097)	11,669,989
Attributable to owners of the parent company
Capital	4,285,945	2,624,841	194,755	135,943	7,023,368	(7,354,852)	6,910,000
Capital reserves	73,954	-	-	-	-	(73,954)	-
Equity evaluation adjustments	1,519,901	11,821	-	-	1,541,688	(1,536,705)	1,536,705
Legal reserve	182,162	108,500	3,521	14,636	494,005	(324,522)	478,302
Profit retention reserve	145,366	570,007	43,086	31,172	2,072,940	(806,045)	2,056,526
Unrealized income reserve					191,899	(191,899)	-
Proposed additional dividends	351,866	-	-	12,927	25,779	(364,793)	25,779
Accumulated income (losses)	109,110	163,569	10,238	9,219	391,868	(283,354)	400,650
Attributable to non controlling interest	-	-	-	-	-	262,027	262,027

Statement of income per reporting segment

STATEMENT OF INCOME	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
3.31.2011

OPERATIONAL INCOME	562,585	1,263,303	37,919	62,866	-	(100,443)	1,826,230
Electricity sales to final customers - third-parties	25,592	545,583	-	-	-	-	571,175
Electricity sales to final customers - between segments	-	1,336	-	-	-	(1,336)	-
Electricity sales to distributors - third-parties	347,537	13,717	-	-	-	-	361,254
Electricity sales to distributors - between segments	67,184	-	-	-	-	(67,184)	-
Use of the power grid - third-parties	59,929	599,864	-	-	-	-	659,793
Use of the power grid - between segments	17,170	3,278	-	-		(20,448)	-
Construction revenues	29,801	85,810	-	4,955	-	-	120,566
Telecommunications services to third-parties	-	-	28,239	-	-	-	28,239
Telecommunications services between segments	-	-	9,680	-		(9,680)	-
Distribution of piped gas	-	-	-	56,954	-	-	56,954
Other operating revenues from third-parties	13,929	13,363	-	957	-	-	28,249
Other operating revenues between segments	1,443	352	-	-	-	(1,795)	-
OPERATIONAL COSTS AND EXPENSES	(282,542)	(1,116,750)	(22,789)	(49,793)	(1,622)	100,443	(1,373,053)
Electricity purchased for resale	(21,279)	(590,726)	-	-	-	67,184	(544,821)
Charges for the use of the power grid	(51,893)	(122,739)	-	-	-	20,448	(154,184)
Personnel and management	(44,717)	(124,794)	(10,739)	(3,365)	(1,654)	-	(185,269)
Pension and healthcare plans	(7,858)	(21,739)	(1,480)	(242)	(133)	-	(31,452)
Materials and supplies	(2,875)	(17,270)	(362)	(346)	(11)	-	(20,864)
Raw materials and supplies for generation	(6,633)	-	-	-	-	-	(6,633)
Natural gas and supplies for gas business	-	-	-	(34,499)	-	-	(34,499)
Third party services	(20,816)	(68,276)	(3,784)	(2,534)	(944)	12,518	(83,836)
Depreciation and amortization	(78,428)	(46,377)	(5,697)	(3,125)	(371)	-	(133,998)
Provisions and reversals	19,202	(26,580)	715	(10)	8,907	-	2,234
Construction cost	(29,317)	(85,810)	-	(4,955)	-	-	(120,082)
Other operating costs and expenses	(37,928)	(12,439)	(1,442)	(717)	(7,416)	293	(59,649)
RESULT OF EQUITY IN INVESTEES AND SUBSIDIARIES	(166)	-	-	-	387,482	(372,716)	14,600
RESULT OF OPERATIONS	279,877	146,553	15,130	13,073	385,860	(372,716)	467,777
Interest income (expenses)	3,353	103,508	347	1,019	2,133	-	110,360
OPERATING INCOME (LOSSES)	283,230	250,061	15,477	14,092	387,993	(372,716)	578,137
Income tax and social contribution	(99,798)	(164,808)	(5,484)	(4,876)	-	-	(274,966)
Deferred Income tax and social contribution	3,363	78,316	245	3	(269)	-	81,658
INCOME (LOSSES) FOR THE PERIOD	186,795	163,569	10,238	9,219	387,724	(372,716)	384,829

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32               Operating Lease Agreements

32.1     The Group as a lessee

.
		Consolidated
Real estate	3,895	2,324
Photocopiers	389	760
Others	391	-
(-) Pis and Cofins tax credits	(347)	(287)
	4,328	2,797

Copel’s estimate for expenses for the next fiscal years is basically the same as 2010, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

Out of the total R$ 3,895 spent in rental properties, R$ 2,073 refer to the rental of the Km 3 Center facilities, signed by Copel and the Copel Foundation, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are noncancelable.

32.2     The Group as a lessor

.
		Consolidated
Lease and rental income	3.31.2011	3.31.2010
Equipment and facilities	13,389	14,354
Araucária Thermal power plant	8,191	1,845
Real estate	227	177
Facilities sharing	189	184
	21,996	16,560

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are noncancelable.

33               Financial Instruments

The use of financial instruments by the Company is restricted to cash and cash equivalents, bonds and securities, accounts receivable from government agencies, CRC transferred to the State of Paraná, financial investments, accounts receivable related to the concession, accounts payable related to the concession, loans and financing, debentures, and suppliers.

72

Consolidated
	Level		Book value
		3.31.2011	12.31.2010
Financial assets
Cash and cash equivalent (Note 3)	-	1,791,920	1,794,416
Trade accounts receivable (Note 5)	-	1,081,840	1,039,377
Accounts receivable from government entities (Note 5)	-	195,737	166,979
CRC transferred to state of Paraná	-	1,359,747	1,341,193
Securities (Note 4)	2	531,401	541,246
Collaterals and escrow accounts (Note 4)	-	26,144	90,358
Receivable related to concession (Note7)	3	2,663,680	2,478,045
Financial liabilities
Loans and financing (Note 19)	-	1,343,834	1,364,077
Debentures (Note 20)	-	605,459	621,157
Derivatives	3	22	47
Payable related to concession - use of public property (Note 24)	-	391,868	381,083
Eletrobrás - Itaipu	-	72,758	74,316
Petrobras - Compagas	-	27,296	25,720
Other suppliers	-	678,037	657,468
Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, which can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

33.1     Fair value and rating level for assessment of fair value of financial instruments

33.1.1  Non-derivative financial assets

Cash and cash equivalents, trade accounts receivable and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

The CRC transferred to the State of Paraná has fair value of R$ 1,412,585 as of March 31, 2011. Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 6% p.a. plus the IPCA inflation index.

Bonds and Securities and collaterals and escrow accounts have fair values of R$ 528,664 and R$ 21,960, respectively, as of March 31, 2011. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

33.1.2  Non-derivative financial liabilities

Liabilities to Eletrobras – Itaipu, Petrobras, and other suppliers have fair values that are approximate to their book values, due to their nature and maturity.

The Company’s debentures have fair value of R$ 603,744 as of March 31, 2011, calculated according to the Unit Price quote obtained from the National Association of the Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiroor ANDIMA).

The Company's loans and financing have fair value of R$ 1,315,591 as of March 31, 2011. The fair value has been calculated based on the cost of the last issue by the Company, in September 2010, of 98.5% of the CDI variation.

Accounts payable related to concession – use of public property have fair value of R$ 514,020 as of March 31, 2011, calculated based on the rate of return for the last project auctioned by ANEEL and won by the Company.

73

33.1.3  Derivative financial liabilities

Other liabilities – derivatives have fair value of R$ 75 as of March 31, 2011 (R$ 47, as of December 31, 2010). (Note 33.4.9)

33.1.4  Rating level 3 for assessment of fair value

This rating level includes accounts receivable related to concession and other liabilities - derivatives.

The detailed breakdown of receivables related to concession is featured in note 5, as detailed below:

▪  A table reconciling initial and final balances, with a separate breakdown of additions, disposals,transfers, losses, monetary variation, and fair value adjustments;

▪  Criteria for identification and measurement; and

▪  Assumptions adopted by Company management to restate the recoverable amount.

Other liabilities – derivatives are detailed in item 33.4.9 of this note.

33.2     Financial instruments by category

Consolidated
		Book value
	3.31.2011	12.31.2010
Financial assets
Loans and receivables
Cash and cash equivalent	1,791,920	1,794,416
Customers, concessionaires and permission holder	1,081,840	1,039,377
Accounts receivable from government entities	195,737	166,979
CRC transferred to state of Paraná	1,359,747	1,341,193
Receivables related to concession	900,735	840,157
Collaterals and escrow accounts	26,144	90,358
Available for sale
Receivables related to concession	1,762,945	1,637,888
Securities	490,487	472,599
Held to maturity
Securities	40,914	68,647
Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives	22	47
Other financial liabilities
Loans and financing	1,343,834	1,364,077
Debentures	605,459	621,157
Payable related to concession - use of public property	391,868	381,083
Eletrobrás - Itaipu	72,758	74,316
Petrobras - Compagas	27,296	25,720
Other suppliers	678,037	657,468

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33.3     Summary of bonds and securities held to maturity

Consolidated									Net
							Fair value		book value
Description	Classification	Taxa p.a.	Issue date	Maturity	Type	3.31.2011	12.31.2010	3.31.2011	12.31.2010

LTN	Held to maturity	10.45%	04/23/2009	01/03/2011	Amortized cost	-	1,183	-	1,183
LTN	Held to maturity	10.42%	04/29/2009	01/03/2011	Amortized cost	-	4,957	-	4,957
LFT	Held to maturity	SELIC	07/14/2009	03/07/2012	Amortized cost	5,443	5,303	5,446	5,306
LFT	Held to maturity	SELIC	08/07/2009	03/16/2011	Amortized cost	-	22,651	-	22,654
LFT	Held to maturity	SELIC	11/30/2009	06/15/2011	Amortized cost	10,212	9,949	10,211	9,946
LFT	Held to maturity	SELIC	07/13/2010	06/15/2011	Amortized cost	22,627	22,044	22,624	22,037
LFT	Held to maturity	SELIC	09/02/2009	12/21/2011	Amortized cost	739	720	738	719

33.4     Risk Factors

33.4.1  Credit risk

The Company’s credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers, concession holders, and permission holders. This risk is closely related to factors that are either internal or external to Copel. To mitigate this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, related to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

33.4.2  Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate rewiew.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results, Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency (US dollar) risk is shown below:

.			Net
	Asset	Liability	exposure
			3.31.2011
Collaterals and escrow accounts (STN)	25,688	-	25,688
Loans and financing	-	(56,057)	(56,057)
Suppliers
Eletrobrás (Itaipu)	-	(72,758)	(72,758)
Petrobras (acquisiton of gas by Compagas)	-	(27,296)	(27,296)
	25,688	(156,111)	(130,423)

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Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of March 31, 2011, and the likely scenario takes into account the balances subject to the exchange rate variations (end of quarter R$/US$ rates) of R$ 1.70 per USD, estimated as market average projections for 2011 according to the Focus Report issued by the Brazilian Central Bank as of April 01,2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

.		Base	Forecast scenarios - Dec.2011
	Risk	3.31.2011	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts	USD appreciation	25,688	26,813	33,516	40,219
.		25,688	26,813	33,516	40,219
Financial liabilities
Loans and financing
STN	USD appreciation	56,037	58,490	73,113	87,735
Eletrobrás	USD appreciation	20	21	26	31
		56,057	58,511	73,139	87,766
Suppliers
Eletrobrás (Itaipu)	USD appreciation	72,758	75,943	94,929	113,915
Petrobras (acquisiton of gas by Compagas)	USD appreciation	27,296	28,491	35,614	42,736
		100,054	104,434	130,543	156,651
Net exposure		(130,423)	(136,132)	(170,166)	(204,198)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.3  Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

.			Net
	Asset	Liability	exposure
			3.31.2011
Financial investments - equivalent to cash	1,738,629	-	1,738,629
Financial investments - bonds and securities	531,857	-	531,857
CRC transferred to the State of Paraná	1,359,747	-	1,359,747
Receivables related to concession	2,663,680	-	2,663,680
Loans and financing	-	(1,287,777)	(1,287,777)
Debentures	-	(605,459)	(605,459)
	6,293,913	(1,893,236)	4,400,677

76

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of March 31, 2011 and the likely scenario takes into account the indicators (CDI/SELIC of 12.25%, IGP-DI of 7.00%, IGP-M of 6.96% and TJLP of 6.00%) estimated as market average projections for 2011 according to the Focus Report issued by the Brazilian Central Bank as of April 01,2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

These forecasts consider the position for the simulated base scenario for December 31, 2011.

.		Base	Forecast scenarios - Dec.2011
Operation	Risk	3.31.2011	Probable	Adverse	Remote
.
Financial assets
Financial investments - equivalent to cash	Low CDI/SELIC	1,738,629	1,893,715	1,854,943	1,816,172
Financial investments - bonds and securities	Low CDI/SELIC	531,857	579,300	567,439	555,579
CRC transferred to the State of Paraná	Low IGP-DI	1,359,747	1,418,457	1,395,257	1,372,058
Receivables related to concession	Low IGP-M	2,663,680	2,781,508	2,736,259	2,691,010

		6,293,913	6,672,979	6,553,899	6,434,819
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	704,197	767,952	783,613	799,170
Eletrobrás - Finel	High IGP-M	166,898	168,403	168,981	169,559
Eletrobrás - RGR	No Risk (1)	125,363	125,363	125,363	125,363
BNDES - Compagás	High TJLP	4,780	4,994	5,046	5,099
Finep	High TJLP	7,334	7,662	7,743	7,824
BNDES – Copel Geração e Transmissão	High TJLP	139,561	145,795	147,340	148,879
Banco do Brasil – Repasse BNDES funds	High TJLP	139,644	145,882	147,428	148,968
.		1,287,777	1,366,051	1,385,514	1,404,862
.
Debentures	High CDI	605,459	660,274	673,740	687,115

		1,893,236	2,026,325	2,059,254	2,091,977
.

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.4  Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

77

As of March 31, 2011 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

33.4.5  Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

33.4.6  Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the 2010 Annual Power Operation Plan, published annually at www.ons.org.br, the National System Operator projects a comfortable situation in terms of supply to the power market over the next 5 years, from May 2010 until December 2014. The parameter for supply guarantee established by the National Energy Policy Council (CNPE) which corresponds to risk of energy deficit below 5%, is easily met in all regions of Brazil over the five year period in a scenario of average GDP growth of 5 % p.a., between 2011 and 2014. Even in the event of adverse hydrological conditions, market supply will be guaranteed by the application of Short-Term Operating Procedures (POCP), approved by CMSE, which may trigger additional thermal generation dispatch and maximization of exchanges to ensure safety reserves in reservoirs at the end of each dry season.

33.4.7 Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("onerous concession"), current profitability and activity levels may be affected.

78

Maturty date
of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	5.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Gov. José Richa (Caxias)	5.4.2030
Gov. Pedro Viriato Parigot de Souza	7.7.2015
Guaricana	8.16.2026
Chaminé	8.16.2026
Apucaraninha	10.12.2025
Mourão	7.7.2015
Derivação do Rio Jordão	11.15.2029
Marumbi	- (a)
São Jorge	12.3.2024
Chopim I	7.7.2015
Rio dos Patos (b)	2.14.2014
Cavernoso	1.7.2031
Melissa	- (c)
Salto do Vau	- (c)
Pitangui	- (c)
Mauá	7.3.2042
Colíder	1.17.2046
Thermo-electric
Figueira	3.26.2019
Transmission concessions
Contract 060/01 - Transmission system	7.7.2015
Contract 075/01 - Transmission line - Bateias - Jaguariaíva	8.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	3.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté	10.5.2040
Contract 015/10 - Sub-station Cerquilho III	10.5.2040
Concession - Copel Distribuição	7.7.2015
Concession - Compagas	7.6.2024
Concession - Elejor	10.25.2036
Authorization - UEG Araucária	12.22.2029
(a) In progress for homologation from Aneel
(b) Sent on 1.27.2011 requesting extension of concession (art.19 of law 9.074/95)
(c) at plants with capacity of less than 1 MW, only register with Aneel

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

33.4.8  Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

33.4.9 Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

79

		Consolidated
	3.31.2011	12.31.2010

Liabilities
Future DI contracts	22	47
Current liabiities	22	47

In order to protect against the effects of volatility on active exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

For the quarter ended March 31, 2011, the result of operations with derivative financial instruments on the futures market was a gain of R$ 75 (R$ 53, in March 31, 2010).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of March 31, 2011 corresponded to R$ 58,644 (R$ 57,253, as of December 31, 2010).

On March 31, 2011, a share of the Company’s federal bonds in the amount of R$ 8,204, was deposited as collateral for transactions at BM&FBOVESPA S.A. (the Stock, Commodities, and Futures Exchange of São Paulo), (R$ 7,993, as of December 31, 2010).

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The balances reported at March 31, 2011 were considered for the base scenario, and for the probable scenario, the balances with variations in the indices (DI) forecast for the average market expectations for 2011 in the Bacen Focus Report at March 31, 2011 were considered.

.		Base	Forecast scenarios - Dec.2011
	Risk	3.31.2011	Probable	Adverse	Remote
.
Financial liabilities
Derivatives	Increase in DI rate	22	199	1,968	3,736
		22	199	1,968	3,736

33.5     Indebtedness index

		Parent Company		Consolidated
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
Debt - loans and financing	389,275	398,857	1,343,834	1,364,077
Debt - Debentures	605,459	621,157	605,459	621,157
Cash and cash equivalents and financial investments	47,885	89,997	2,316,437	2,392,589
Net debt	946,849	930,017	(367,144)	(407,355)
Shareholders' equity	11,407,962	11,030,123	11,669,989	11,295,826
Net indebtedness index	8.30%	8.43%	-3.15%	-3.61%

33.6     Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

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33.7     Liquidity and interest table

Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
March 31, 2011
Cash and cash equivalent	-	1,791,920	-	-	-	-	1,791,920
Trade accounts receivable	0.73%	23,923	8,523	27,988	58,250	-	118,684
CRC transferred to the State of Paraná	6,65% a.a. + IGP-DI	11,974	23,947	110,215	668,457	2,086,405	2,900,998
Securities + exclusive funds	99,9% do CDI	292,815	34,311	28,473	211,995	-	567,594
Collaterals and escrow accounts	TR e Dólar(3)	-	-	-	-	85,949	85,949
Receivables related to concession	WACC+Tx retorno(2)	30,307	61,109	284,292	5,171,510	1,868,285	7,415,503
		2,150,939	127,890	450,968	6,110,212	4,040,639	12,880,648
December 31, 2010
Cash and cash equivalent	-	1,791,920	-	-	-	-	1,791,920
Trade accounts receivable	0.76%	22,051	9,508	28,459	60,000	-	120,018
CRC transferred to the State of Paraná	6,65% a.a. + IGP-DI	11,973	23,947	107,759	840,030	1,981,717	2,965,426
Securities + exclusive funds	99,9% do CDI	357,492	26,089	45,592	133,362	-	562,535
Collaterals and escrow accounts	TR e Dólar(3)	64,078	-	-	-	98,724	162,802
Receivables related to concession	WACC+Tx retorno(2)	29,587	59,304	273,828	5,050,599	2,076,135	7,489,453
		2,277,101	118,848	455,638	6,083,991	4,156,576	13,092,154
(1) effective interest rate - weighted average (2) WACC regulatory + rate of return from enterprise (3) National currency TR; Foreign currency: see note 1.2

							Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
March 31, 2011
Loans and financing	Note 19	10,203	19,150	126,020	1,382,798	508,021	2,046,192
Debentures	Note 20	-	-	643,312	-	-	643,312
Derivatives	DI Futures	22	-	-	-	-	22
Payables related to concession -	Rate of return +
use of public asset	IGP-M e IPCA	3,524	10,572	32,400	199,521	2,115,648	2,361,665
Eletrobrás - Itaipu	Dollar	-	75,641	344,887	2,276,408	6,566,226	9,263,162
Petrobras - Compagas	100% of CDI	4,134	8,393	39,928	180,285	-	232,740
Other suppliers	-	246,776	92,024	238,376	15,987	-	593,163
Post employment benefits	7.17%	28,269	56,537	254,417	1,213,013	1,807,966	3,360,202
Purchase liabilities	IGP-M and IPCA	-	477,518	2,328,614	12,379,557	38,972,469	54,158,158
		292,928	739,835	4,007,954	17,647,569	49,970,330	72,658,616
December 31, 2010
Loans and financing	Note 19	22,916	28,656	99,167	1,455,068	434,672	2,040,479
Debentures	Note 20	-	32,247	641,103	-	-	673,350
Derivatives	DI Futures	22	-	-	-	-	22
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	3,524	7,048	31,715	253,278	2,061,329	2,356,894
Eletrobrás - Itaipu	Dollar	-	77,507	353,466	3,284,329	7,125,809	10,841,111
Petrobras - Compagas	100% of CDI	3,988	8,158	38,647	194,202	-	244,995
Other suppliers	-	214,026	125,151	185,168	14,944	-	539,289
Post employment benefits	7.17%	28,269	56,537	254,417	1,213,013	1,807,966	3,360,202
Purchase liabilities	IGP-M and IPCA	-	457,253	2,245,114	14,554,719	43,263,760	60,520,846
		272,745	792,557	3,848,797	20,969,553	54,693,536	80,577,188
(1) effective interest rate - weighted average

81

34               Related Party Transactions

Parent Company

						Consolidated
Related parties / Nature of operation		Assets		Liabilities		results
	12.31.2010	1.1.2009	3.31.2011	12.31.2010	3.31.2011	3.31.2010
.
Controlling shareholders
State of Paraná
Dividends payable(1)	-	-	58,140	58,140	-	-
.
BNDESPAR (5)
Dividends payable(1)	-	-	42,601	42,601	-	-
.
Key management personnel
Fees, social security charges and other (Note 29.3)	-	-	-	-	(1,652)	(1,568)
Private pension and health plans (Note 21)	-	-	-	-	(133)	(62)
.

The balances of transactions between the Company and its investees and subsidiaries are shown in Note 13 and Note 14.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor), As of March 31, 2011, the outstanding debt was R$ 25,093 and R$ 15,313, respectively.

82

Consolidated

						Consolidated
Related parties / Nature of operation		Assets		Liabilities		results
	3.31.2011	12.31.2010	3.31.2011	12.31.2010	3.31.2011	3.31.2010
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	58,140	58,140	-	-
Installment bills for energy (2)	39,838	39,838	-	-	-	760
"Luz Fraterna" program (3)	18,064	11,528	-	-	-	-
Installment bills for telecommunication serv. (2)	4,376	4,376	-	-	-	83
Remuneration and employ. Social security charges assigned (4)	2,322	2,457	-	-	-	-
CRC (Note 6)	1,359,747	1,341,193	-	-	54,475	53,434
ICMS (Note 10.3.1)	118,928	118,814	176,708	174,612	-	-
.
BNDES (5)
Financing for investment in the gas
system (Note 19.5)	-	-	4,780	6,373	(122)	(308)
Financing UHE Mauá and system for
associated transmission (Note 19.7)	-	-	139,561	138,885	(2,548)	(2,536)
.
BNDESPAR (5)
Debentures - Elejor	-	-	-	-	-	(3,248)
Dividends payable(1)	-	-	42,601	42,601	-	-

Associated companies
Dona Francisca Energética
Purchase of energy (6)	-	-	5,882	5,506	(15,905)	(14,814)
Dividends receivable by Copel	72	955	-	-	-	-
.
Sanepar
Dividends receivable by Dominó Holdings	4,896	4,896	-	-	-	-
.
Key mangement personnel
Fees, social security charges and other (Note 29.3)	-	-	-	-	(2,344)	(2,452)
Private pension and health plans (Note 21)	-	-	-	-	(133)	(62)
.
Other related parties
Petrobras
Rental plant UTE Araucária (Note 32.2)	2,730	4,296	-	-	8,191	1,845
Supply and transport of gas (7)	188	177	-	-	1,395	1,429
Acquisition of gas for resale (7)	-	-	27,296	25,720	(34,477)	(34,125)
Advances to suppliers (7)	9,997	9,902	-	-	-	-
Dividends payable (7)	-	-	2,359	2,359	-	-
.
Mitsui Gás e Energia do Brasil Ltda. (8)
Dividends payable (7)	-	-	2,359	2,359	-	-
.
Fundação Copel
Rental of administrative real estate	-	-	-	-	(2,191)	(2,032)
Private pension and health plans (Note 21)	-	-	417,316	408,463	-	-
.
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (9)
Services rendered and research and development	27,876	28,064	133	433	(1,911)	(1,584)
.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL, and those of Copel Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

1)     In 2010, out of the total dividends proposed to the Government for the State of Paraná and to BNDESPAR, for the amounts of R$ 83,366 and R$ 59,826, the Company made advance payments during 2010 of R$ 25,226 and R$ 17,225, respectively.

83

2)     Agreement for renegotiation of power bills and Luz Fraterna Program bills with Copel Distribuição, in the original amount of R$ 84,883, and agreement for renegotiation of the bills for internet connection at public schools with Copel Telecomunicações, in the amount of R$12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated according to the SELIC interest rate, generating the financial revenues shown in the table above.

3)     The Luz FraternaProgram, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

4)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government.The Company set aside a provision in the amount of R$ 2,079 in connection with the March 31, 2011 balances and the amount of R$ 2,036 for the December 31, 2010 balance.

5)     1)  BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19.

6)     Power purchase agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

7)     These balances refer to transactions with Petrobras, which holds a 24.5% interest in Compagas, and with its subsidiaries, Petrobras Distribuidora S.A. - BR and Petrobras Gás S.A. – Gaspetro.

The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions.

Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Company management believes it will consume the accumulated gas volumes as of March 31, 2011 in the next fiscal years.

8)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’share capital.

9)     The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.

84

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

35               Insurance

The specifications by type of risk and maturity dates for the Company’s main insurance is reported in Note 38 of the Annual Financial Statements as of December 31, 2010.

36               Subsequent Events

The 56th Ordinary General Meeting of Copel, held on April 28, 2011, approved the proposed distribution of dividends made by the Company’s directors, for the total gross amount of R$ 281,460. Of this amount, advances were made during 2010 of R$ 85,000, as interest on own capital.

As from May 23, 2011, the Company will start to made payments for the remaining amounts from 2010. The gross amounts to be distributed amount to R$ 81,460 as dividends and R$ 115,000 as interest on own capital.

Additional information is available in the Notification to Shareholders made available to the market by the Company on April 28, 2011.

85

COMMENTS ON PERFORMANCE FOR THE QUARTER

 (Amounts expressed in thousands of reais, except when stated otherwise)

1                    Distribution

Customers’ connections – In March 2011, Copel provided energy to 3,792,243 Customers (3,655,255 in March 2010), representing an increase of 136,988 Customers in the last 12 months, a variation of 3.7%.

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections.  At the end of March 2011, the extension of the compact grids installed was 2.245 km (1.947 km at March 2010), representing an increase of 298 km in 12 months, a variation of 15.3%.

Isolated Secondary Grid – Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as:

- improvement in the DEC and FEC indices;

- more difficult to steal energy;

- improvement in the environmental conditions and reduction to the pruned area;

- increased safety;

- reduction to the drop in voltage throughout the network; and

- increase in the useful life of the transformer from the decrease in the number of short circuits in the network, amongst others.

At the end of March 2011, the extent of the installed secondary isolated distribution grids was 6.637 km (5.215 km in March 2010), representing an increase of 1.422 km in the previous 12 months, a variation of 27.3%.

Market behavior – The energy generated by Copel during the first quarter of 2011 was 7.470 GWh (6.494 GWh in the same period for 2010). The energy purchased from CCEAR (auction) was 4.586 GWh (4.151 GWh in the same period for 2010) and from Itaipu it was 1.298 GWh (1.306 GWh in the same period for 2010), as demonstrated in the following flow chart:

86

Energy flow (GWh) (a) (b)							January to March 2011

				Captive market	5,577	-	38.5%

Own generation				Concessionaries	146	-	1.0%
7,470	-	51.6%
			Available
Energy received			14,476	Free customers	231	-	1.6%
7,006	-	48.4%

CCEAR		4,586		Energy supplied	7,437	-	51.4%
Itaipu		1,298
Itiquira		227		Bi-lateral contracts	266
Dona Francisca		156		CCEAR	3,888
CCEE(MCP)		323		CCEE(MCP)	55
MRE		-		MRE	3,228
Elejor		293
Proinfa		123		Losses and differences	1,085	-	7.5%

				Losses basic grid	345
				Distribution losses	676
				Allocation of contracts in CG	64

(a) The energy negotiated between the subsidiaries Copel has been included
(b) Subject to alterations after closing by CCEE
CCEAR - Contracts for Sale of Energy on Regulated Environment
CCEE(MCP) - Câmara de Comercialização de Energia Elétrica (Short term market)
MRE- Mechanism for reallocation of energy
CG - Centre of gravity for submarket (difference between energy contracted and received in CG - established in the contract).

Sale of energy (MWh) – The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

.
Class			In MWh
	January to March 2011	January to March 2011	Variation
Copel Distribuição
Captive market	5,576,982	5,377,503	3.7%
Residential	1,553,216	1,498,955	3.6%
Industrial	1,765,131	1,709,919	3.2%
Commercial	1,234,335	1,172,214	5.3%
Rural	504,625	488,941	3.2%
Others	519,675	507,474	2.4%
Concessionaries and permission holder	145,736	137,109	6.3%
CCEE (MCP)	54,683	-	-
Total Copel Distribuição	5,777,401	5,514,612	4.8%

Copel Geração e Transmissão
CCEAR (Copel Distribuição)	334,565	309,100	8.2%
CCEAR (other concessionaries)	3,553,097	3,359,183	5.8%
Free customers	231,401	232,132	-0.3%
Bi-lateral contracts	266,392	380,391	-30.0%
CCEE(MCP)	6	-	-
Total Copel Geração e Transmissão	4,385,461	4,280,806	2.4%
Total	10,162,862	9,795,418	3.8%

Obs. Does not include energy available through MRE Mechanism for reallocation of energy
CCEE(MCP): Câmara de Comercialização de Energia Elétrica (Short term market)
CCEAR: Contracts for Sale of Energy on Regulated Environment

87

Captive market of Copel Distribuição – The captive market increased 3.7% and was responsible for the consumption of 5,576,982 MWh during the period.

The residential class consumed 1,553,216 MWh, registering an increase of 3.6%, due mainly to the increase in family income and the increase of 3.9% in the number of consumers. At the end of March 2011, this class represented 27.9% of consumption by Copel’s captive market, amounting to 2,992,852 residential customers.

Consumption by the industrial class increased 3.2%, amounting to 1,765,131 MWh during the first quarter of the year. This result was influenced by the growth in industrial production in Paraná, particularly the printing and publishing sectors, vehicle and food sectors, and by the increase of 4.5% in the number of industrial customers. At the end of March, this class represented 31.7% of consumption of Copel’s captive market, with 70,137 customers attended.

The commercial class consumed 1,234,335 MWh, representing an increase of 5.3%, influenced by the heated employment market and the effects from the expansion in credit that had occurred in prior quarters. At the end of the quarter, this class represented 22.1% of consumption of Copel’s captive market, with 312,619 customers attended.

The rural class consumed 504.625 MWh and increased 3.2%, as a result of the increased in the number of customers of 2.4% and the increase in agricultural production in the State of Paraná. This class represents 9.0% of consumption of Copel’s captive market, and at the end of the first quarter, a total of 366,488 rural customers had been attended.

The other classes (Government agencies, public lighting, public services and own consumption) consumed 519.675 MWh, an increase of 2.4% in the period. These consumption classes represent  9.3% of consumption by Copel’s captive market.  At the end of the first quarter, a total of 50,139 customers from these segments had been attended.

Number of customers – The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in March 2011 was 3,792,243, representing an increase of 3.7% compared to the same month in 2010.

.
Class			Customers
	March 2011	March 2010	Variation
Residential	2,992,852	2,881,156	3.9%
Industrial	70,137	67,087	4.5%
Commercial	312,619	300,359	4.1%
Rural	366,488	358,047	2.4%
Others	50,139	48,596	3.2%
Total captive	3,792,235	3,655,245	3.7%
Free customers - Copel Geração e Transmissão	8	10	-20.0%
Total	3,792,243	3,655,255	3.7%

2                    Administration

Number of employees - Copel ended the first quarter of 2011, with a total of 8,998 employees distributed between the Company’s wholly owned subsidiaries and 139 employees distributed between companies controlled by Copel, as follows:

88

.
		Employees
	March 2011	March 2010
Wholly owned subsidiaries
Copel Geração e Transmissão	1,773	1,542
Copel Distribuição	6,718	6,484
Copel Telecomunicações	507	414
	8,998	8,440
Subsidiaries
Compagas	123	109
Elejor	6	7
UEG Araucária	10	10
	139	126

3                    Market relations

From January to March 2011, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B  (PNB - code CPLE6) of COPEL were present on 90% and 100% respectively, of the floors of the Futures and Commodities Exchange , (BM&FBOVESPA).

The shares for trading amounted to 45% of the Company’s capital. At the end of March 2011, the market value of COPEL, considering quotations from all of the markets, was R$ 11,476.9 million.

Of the 69 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in COPEL, participated with 0.7% and with a Beta index of 0.40. In the IEE portfolio (Index for the Energy Sector), COPEL participated with 5.9%. Copel’s participation in the Business Sustainability Index of BM&FBOVESPA (ISE), was 1.4%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 39,49 representing a positive variation of 3.9% and the preference shares at R$ 44,45 representing a positive variation of 7.1%. During the same period the IBOVESPA reported a negative variation of 1.0%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the quarter quoted at US$ 27,79 representing a positive variation of 10.4%. During the same period the DOW JONES index reported a positive variation of 6.4%.

On the LATIBEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 98% of the floors, closing the quarter quoted at € 19,24 representing a positive variation of 3.2%.

.
Share performance - January to March 2011	ON		PNB
	Total	Daily average	Total	Daily average
Bovespa
Traded	1,303	24	151,838	2,489
Quantity	945,000	17,182	41,492,300	680,202
Volume (R$ thousand)	36,458	663	1,764,279	28,923
Presence on exchanges	55	90%	61	100%
Nyse
Quantity	23,521	1,238	29,548,964	476,596
Volume (US$ thousand)	532	28	763,387	12,313
Presence on exchanges	19	31%	62	100%
Latibex
Quantity	-	-	52,307	857
Volume (€ thousand)	-	-	978	16
Presence on exchanges	-	-	61	98%

89

4                    Tariffs

In March 2011, the average tariff for energy supplies was R$ 237,73/MWh, representing an increase of11.7% compared to March of the previous year.

The average tariffs for energy supplies are presented in the following table:

.
Average supply tariffs (a)			R$/MWh
	March 2011	March 2010	Variation
Residential	293.67	271.14	8.3%
Industrial (b)	206.67	180.68	14.4%
Commercial	256.69	228.49	12.3%
Rural	173.65	156.74	10.8%
Others	201.51	177.98	13.2%
	237.73	212.87	11.7%
(a) without ICMS
(b) Does not include free customers

Copel’s main tariffs for purchasing energy are demonstrated in the following table:

Tariffs for the purchase of energy			R$/MWh
	March 2011	March 2010	Variation
Itaipu	86.90	90.35	-3.8%
Auction - CCEAR 2005-2012	74.50	70.82	5.2%
Auction - CCEAR 2006-2013	87.24	82.94	5.2%
Auction - CCEAR 2007-2014	97.66	92.93	5.1%
Auction - CCEAR 2007-2014 (A-1)	124.59	118.41	5.2%
Auction - CCEAR 2008-2015	104.88	99.75	5.1%
Auction - CCEAR 2008-H30	131.37	124.85	5.2%
Auction - CCEAR 2008-T15 (a)	162.27	154.22	5.2%
Auction - CCEAR 2009-2016	117.32	112.07	4.7%
Auction - CCEAR 2009-H30	140.22	133.26	5.2%
Auction - CCEAR 2009-T15 (a)	158.59	150.73	5.2%
Auction – CCEAR 2010 – H30	140.57	111.32	26.3%
Auction – CCEAR 2010 – T15 (a)	149.45	147.97	1.0%

(a) average auction price fixed by the IPCA. In practice the price is comprised of three components: a fixed portion, a variable portion and expense in the CCEE. The cost of the last two items depends on the order of plants as programming of the National System Operator - ONS.

Copel’s main tariffs for the supply of energy are presented in the following table:

.
Tariffs for the supply of energy			R$/MWh
	mar 2011	mar 2010	Variation
Auction - CCEAR 2005-2012	74.48	70.96	5.0%
Auction - CCEAR 2006-2013	87.52	83.35	5.0%
Auction - CCEAR 2007-2014	97.77	93.22	4.9%
Auction - CCEAR 2008-2015	103.81	98.92	4.9%
Auction - CCEAR 2009-2016	118.50	113.10	4.8%
Concessionaries within the State of Paraná	133.95	139.68	-4.1%

90

5                    Economic financial results

Income (Note 28)

At March 2011, net income from sales and services reached R$ 1,826,230, an increase of 11.3% compared to the amount of R$ 1,641,226 registered to March 2010.

This variation was due mainly to the following factors:

(i) increase of 3.2% in income from the supply of energy, which reflects only income from the sale of energy, without considering the Tusd, as a result of the increase in the total market (the captive market increased 3.7% in the first quarter of 2011), extinction of the policy for offering discounts on tariffs to customers who paid their bills on the due date, and an average increase in the tariff of 2.5%, as from 24.06.2010, as provided in Aneel Homologatory Resolution 1,015, of 24.06.2010;

(ii) increase of 6.7% in income from the supply of energy, mainly due to the increase in income earned from auction, for the amount of R$ 29,330, Câmara de Comercialização de Energia Elétrica - CCEE, for the amount of R$ 5,087 and an increase in the value from bilateral contracts of R$ 5,590;

(iii) increase in the availability of the energy grid (consisting of TUSD income, income from the basic transmission grid and income from the connection grid) of 30.7% due mainly to the increase of 4.0% reported on the wire market and the tariff adjustment;

(iv) increase of 24.1% in income reported by Copel Telecomunicações as a result of attending new clients and the greater volume of services provided to existing clients; and

(v) increase of 28.0% from other operational income due mainly to rental income from Usina Termelétrica UEGA.

Operational costs and expenses (Note 29)

At the end of March 2011, total operational costs and expenses amounted to R$ 1,373,053, which represented an increase of 5.7% compared to the R$ 1,299,072 registered in the same period for 2010. The main highlights are as follows:

Increase of 16.9% to the account for energy purchased for resale due mainly to the increase in (i) the purchase of energy in auctions, for the amount of  R$ 44,084; (ii) energy purchased from CCEE, for the amount of R$ 10,965 and (iii) decrease in pis/pasep and cofins on energy purchased for resale, for the amount of R$ 14,472.

Decrease of 109.8% in provisions and reversals arising mainly from the reversal of provisions for labor claims of R$ 11,794 and taxes, for the amount of R$ 26,447, compensated by the additional provision for civil and administrative claims, for the amount of R$ 20,736.

The increase of 12.9% in third party services, which is due mainly to the increase in expenditure on maintenance of the electrical system, from authorized and registered agents, data processing and transmission and travel expenses.

The balance for the materials account reported an increase of 20.0% compared to the same period from 2010, reflecting mainly the increase in purchases of materials for the electrical system, for the amount of R$ 2,916.

91

Financial results (Note 30)

Increase of 24.8% in financial income, due mainly to the increased income from financial investments held for trading, for the amount of R$ 21,831.

Ebitda – adjusted

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 587,175 in March 2010, 21.8% higher than that reported for the same period from the previous year, as demonstrated below:

.
Calculation of Lajida/Ebitda		Consolidated
	3.31.2011	3.31.2010
Net income for the period	384,829	319,359
Deferred IRPJ and CSLL	(81,658)	754
Provision for IRPJ and CSLL	274,966	149,422
Equity in income of subsidiaries	(14,600)	(41,514)
Financial expenses (income), net	(110,360)	(85,867)
Lajir/Ebit	453,177	342,154
Depreciation and amortization	133,998	139,758
Lajida/Ebitda - adjusted	587,175	481,912
Net operational results - ROL	1,826,230	1,641,226
Ebitda% (Ebitda ÷ ROL)	32.2%	29.4%

Net profit for the period

Between January and March 2011, Copel reported net profit of R$ 384,829, 20.5% higher than that reported for the same period from 2010.

Compensation Account for “Part A”

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transportation Cost (Transport from Itaipu and the Basic Grid) and Sector Charges (Fuel Consumption Account - CCC; Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources - Proinfa).

Aneel authorized Copel Distribuição, through Homologatory Resolution 1,015, of 22.06.2010, to adjust its supply tariffs as from 24.06.2010, by an average rate of 9.74%, with 6.88% that refers to the tariff adjustment index and 2.86% for the pertinent financial components, of which, CVA, represents a total of R$ 49,490, consisting of 2 parts : CVA being processed, for the tariff year 2009-2010, for the amount opf R$ 32,938, and the balance to compensate for CVA from prior years for the amount of R$ 16,552.

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Composition of balances for CVA (deferred regulatory assets)

	Current		Non current
Consolidated	assets		assets
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
CVA recoverable tariff adjustment 2010
CCC (Fuel consumption account)	15,879	31,758	-	-
Charges for use of transmission system (basic grid)	10,436	20,871	-	-
Energy purchased for resale (Itaipu)	10,431	20,861	-	-
CDE	2,610	5,220	-	-
Proinfa	2,487	4,974	-	-
Energy purchased for resale (CVA Energ)	3,172	6,345	-	-
Transport of energy purchased (Itaipu)	578	1,156	-	-
	45,593	91,185	-	-
CVA recoverable tariff adjustment 2011
CCC (Fuel consumption account)	10,693	7,023	3,564	7,023
Charges for use of transmission system (basic grid)	-	981	-	981
CDE	1,728	1,134	576	1,134
Proinfa	-	188	-	188
Transport of energy purchased (Itaipu)	1,664	801	555	801
	14,085	10,127	4,695	10,127
	59,678	101,312	4,695	10,127

	Current		Non current
Consolidated	liabilities		liabilities
	3.31.2011	12.31.2010	3.31.2011	12.31.2010
CVA compensable tariff adjustment 2010
ESS	20,217	40,434	-	-
Energy purchased for resale (CVA Energ)	10,219	20,439	-	-
	30,436	60,873	-	-
CVA compensable tariff adjustment 2011
Charges for use of transmission system (basic grid)	2,295	-	765	-
Energy purchased for resale (Itaipu)	13,357	6,040	4,452	6,040
ESS	11,874	3,600	3,958	3,600
Proinfa	381	-	127	-
Energy purchased for resale (CVA Energ)	44,597	26,158	23,900	26,158
	72,504	35,798	33,202	35,798
	102,940	96,671	33,202	35,798

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Changes in CVA (deferred regulatory assets)

.	Balance as of					Balance as of
	12.31.2010	Differ.	Amortiz.	Correction	Transf.	3.31.2011
Assets
CCC	45,804	(88)	(16,652)	1,072	-	30,136
Charges for use of transmission system (basic grid)	22,833	(1,689)	(10,917)	209	-	10,436
Energy purchased for resale (Itaipu)	20,861	-	(10,866)	436	-	10,431
ESS	-	-	-	-	-	-
CDE	7,488	(13)	(2,729)	168	-	4,914
Proinfa	5,350	(376)	(2,592)	105	-	2,487
Energy purchased for resale (CVA Energ)	6,345	-	(3,173)	-	-	3,172
Transport of energy purchased (Itaipu)	2,758	577	(604)	66	-	2,797
	111,439	(1,589)	(47,533)	2,056	-	64,373
Current	101,312	(908)	(47,533)	2,041	4,766	59,678
Non current - NC	10,127	(681)	-	15	(4,766)	4,695
Liabilities
Charges for use of transmission system (basic grid)	-	3,322	-	(262)	-	3,060
Energy purchased for resale (Itaipu)	12,080	5,407	-	322	-	17,809
ESS	47,634	8,574	(21,247)	1,088	-	36,049
Proinfa	-	490	-	18	-	508
Energy purchased for resale (CVA Energ)	72,755	13,798	(10,740)	2,903	-	78,716
	132,469	31,591	(31,987)	4,069	-	136,142
Current	96,671	14,108	(31,987)	3,067	21,081	102,940
Noncurrent - NC	35,798	17,483	-	1,002	(21,081)	33,202

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COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

Management Board
President:	Mauricio Schulman
Executive Secretary:	Lindolfo Zimmer
Members:	PAULO PROCOPIAK DE AGUIAR JOSE RICHA FILHO IVAN LELIS BONILHA PEDRO LUIZ CERIZE
AUDIT COMMITTEE
President:	Paulo Procopiak de Aguiar
Members:	JOSE RICHA FILHO PEDRO LUIZ CERIZE
CONSELHO FISCAL
President:	Joaquim Antonio Guimarães de Oliveira Portes
Full members:	Luiz Eduardo da Veiga Sebastiani JORGE MICHEL LEPELTIER WANCLER FERREIRA DA SILVA
Alternate Members:	OSNI RISTOW SÉRGIO ROBERTO ZONATTO ROBERTO BRUNNER MARCELO CERIZE JOSÉ LUIZ MONTANS ANACLETO JUNIOR
BOARD OF DIRECTORS
Managing Director	Lindolfo Zimmer
Director of Corporate Management	Yára Christina Eisenbach
Distribution Director	PEDRO AUGUSTO DO NASCIMENTO NETO
Engineering Director	Jorge Andriguetto Junior
Director of finance, investor relations and control of investment interests	Ricardo Portugal Alves
Director of energy generation and transmission and telecommunications	Jaime de Oliveira Kuhn
Director of the environment and Business Citizenship	Gilberto Mendes Fernandes
Legal director	Julio Jacob Junior
ACCOUNTANT
Accountant - CRC-PR-045809/0-2	ADRIANO FEDALTO
Information on this report: rsustentabilidade@copel.com	Phone: +55 (41) 3331-4051
Information : ri@copel.com	Phone: +55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849

95

ABCD
KPMG Auditores Independentes Al. Dr. Carlos de Carvalho, 417 - 16º 80410-180 - Curitiba, PR - Brasil Caixa Postal 13533 80420-990 - Curitiba, PR - Brasil	Central Tel Fax Internet	55 (41) 3544-4747 55 (41) 3544-4750 www.kpmg.com.br

INDEPENDENT AUDITORS´ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba - PR

Introduction

1.      We have reviewed the individual and consolidated interim financial information of  Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms - ITR for the quarter ended March 31, 2011, which include the balance sheet and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the notes to the interim financial information.

2.      Management is responsible for preparing the individual interim financial information in accordance with Technical Pronouncement CPC 21 -  Interim Statements and consolidated interim financial information in accordance with CPC 21 and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Securities and Exchange Commission of Brazil (CVM), applicable for preparing Quarterly Information Forms - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Extent of our review

3.      We performed our review in accordance with Brazilian and international standards for reviewinginterim information (NBC TR 2410 and ISRE 2410 – Review of Interim Information Performed by the Entity’s Auditors). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit. Therefore, we do not express an audit opinion.

96

KPMG Auditores Independentes., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

ABCD

Conclusion on the individual interim financial information

4.      Based on our review, we are not aware of any fact that leads us to understand that the interim individual financial information included in the Quarterly Information Forms - ITR referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information Forms - ITRand presented in a manner consistent with the norms issued by the Securities and Exchange Commission of Brazil (CVM).

Conclusion on the consolidated interim financial information

5.       Based on our review, we are not aware of any fact that leads us to understand that the interim consolidated financial information included in the Quarterly Information Forms - ITR referred to in paragraph 1 was not prepared, in all material respects, in accordance with  CPC 21 and IAS 34 applicable to the preparation of Quarterly Information Forms – ITR and presented in a manner consistent with the norms issued by the Securities and Exchange Commission of Brazil (CVM).

Other matters

Interim statements of added value

6.      We also reviewed the individual and consolidated interim statements of added value, for the three-month period ended March 31, 2011, the presentation of which in the interim information is required according to the norms issued by the Securities and Exchange Commission of Brazil(CVM), applicable for preparing Quarterly Information Forms - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that leads us to understand that they were not prepared, in all material respects, in accordance with the interim individual and consolidated information taken as a whole.

7.      The financial statements for the year ended December 31, 2010, whose balance sheet is presented for comparison purposes and the quarterly information for the quarter ended March 31, 2010, were examined and reviewed by other independent auditors, who issued their unqualified opinion and review report, datedMarch 22, 2011 and May 10, 2011, respectively.

Curitiba, May 10, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

José Luiz Ribeiro de Carvalho

Accountant - CRC 1SP141128/O-2-S-PR

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 19, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.